SIX COLISEUM CENTRE OFFICE BUILDING
LEASE AGREEMENT

LEASE DATE: ___Aug 24___, 1999

LANDLORD: Crescent Resources, Inc., a South Carolina corporation

NOTICE ADDRESS OF LANDLORD: Post Office Box 1003 [zip code 28201-1003] (If delivered by mail) 400 South Tryon Street, Suite 1300 [zip code 28202] (If personally delivered or delivered by overnight delivery service or telegram) Charlotte, North Carolina

Attention: Treasurer

Telephone: (704) 382-8009
Facsimile: (704) 382-6385

TENANT: Strategic Technologies, Inc., a North Carolina corporation

NOTICE ADDRESS OF TENANT: 301 Gregson Drive
Cary, North Carolina 27511

Attention: Mike Shook, President and CEO

Telephone: (919) 379-8000
Facsimile: (919) 379-8100

TENANT'S CONTACT PERSON: Randy Mazur

Telephone: (704) 357-2708
Facsimile: (704) 357-2701

BUILDING: Six (6) story office building known as Six Coliseum Centre located on the Land (at 2815 Coliseum Centre Drive, Charlotte, North Carolina).

LAND: That certain tract or parcel of land located in Charlotte, North Carolina, and described on Exhibit A attached hereto and incorporated herein by reference.

PREMISES: Suite 180 in the Building, as more particularly described on Exhibit B attached hereto and incorporated herein by reference.

PREMISES NET RENTABLE AREA: 9,326 square feet located on the first (1st) floor in the Building.

PREMISES NET USABLE AREA: 8,217 square feet located on the first (1st) floor in the Building.

BUILDING NET RENTABLE AREA: 150,830 square feet.

LEASE TERM: Five (5) years, beginning on the Commencement Date. Provided, however, if the Commencement Date is any day other than the first day of a calendar month, the Lease Term shall be extended automatically until midnight on the last day of the calendar month in which the Lease Term otherwise would expire.

COMMENCE-MENT DATE:	The earlier of (i) October 1, 1999, or (ii) the date on which Tenant begins conducting business in the Premises. Provided, however, the Commencement Date may be adjusted pursuant to Paragraph 3 herein.

BASE RENTAL*:

Annual Rate	Monthly Rate
$179,525.50	$14,960.46

*Base Rental shall be subject to adjustment in accordance with the terms of Paragraph 6 herein.

ADJUSTMENT DATE:	The first (1st) anniversary of the Commencement Date and each anniversary of the Commencement Date thereafter during the Lease Term. Provided, however, if the Commencement Date is any day other than the first day of a calendar month, the Adjustment Date shall be the first day of the calendar month immediately after the month in which the first (1st) anniversary of the Commencement Date occurs (and each anniversary of that day thereafter during the Lease Term).
BASIC COSTS EXPENSE STOP:	Five and 25/100 Dollars ($5.25) multiplied by the Building Net Rentable Area.
ELECTRICAL EXPENSE STOP:	Sixty Cents ($0.60) multiplied by the Building Net Rentable Area.
ADVANCE BASE RENTAL PAYMENT:	Fourteen Thousand Nine Hundred Sixty and 46/100 Dollars ($14,960.46)
SECURITY DEPOSIT:	None.
TENANT IMPROVEMENTS ALLOWANCE:	One Hundred Ten Thousand Six Hundred Seventy and No/100 Dollars ($110,670.00)
SPACE PLANNING AND DESIGN ALLOWANCE:	Six Thousand Three Hundred Twenty-Four and No/100 Dollars ($6,324.00)
BROKER:	Advantis GVA (Agent: Laura Irvin)

The foregoing summary (the "Lease Summary") is hereby incorporated into and made a part of the Lease Agreement. In the event, however, of a conflict between the terms of the Lease Summary and the terms of the Lease Agreement, the latter shall control.

Initial: _____ (For Landlord)
Initial: _____ (For Tenant)

TABLE OF CONTENTS

1704439.04
LIB: CH

FORM 1594178.03
Six Coliseum Centre (ES)

EXHIBITS

1704439.04
LIB: CH

FORM 1594178.03
Six Coliseum Centre (ES)

LEASE AGREEMENT

THIS LEASE AGREEMENT (this "Lease") is made and entered into on the date and be-tween the Landlord and Tenant identified in the Lease Summary.

WITNESSETH:

1.   Definitions.

Capitalized terms appearing in this Lease, unless defined elsewhere in this Lease or in the Lease Summary, shall have these definitions:

1.1   "Additional Rent" shall mean all sums of money in addition to Base Rental which shall become due from Tenant under this Lease, including, without limitation, Tenant's Proportionate Share of Basic Costs in excess of the Basic Costs Expense Stop, as set forth in Paragraph 7 herein.

1.2   "Adjustment Date" shall have the meaning set forth in the Lease Summary.

1.3   "Advance Base Rental Payment" shall have the meaning set forth in the Lease Sum-mary.

1.4   "Base Rental" during the Lease Term shall be the amount so designated in the Lease Summary, as same may be adjusted pursuant to the terms of this Lease.

1.5   "Basic Costs" shall mean and include: all expenses relating to the Building and the Building Exterior Common Areas, including all costs of operation, maintenance and management thereof and assessments for public betterments or improvements, ad valorem real estate taxes and any other tax on real estate as such, ad valorem taxes on furniture, fixtures, equipment or other property used in connection with the operation, maintenance or management of the Building and the Building Exterior Common Areas and the costs, including, without limitation, of legal and consulting fees, of contesting or attempting to reduce any of the aforesaid taxes, reasonable amortization of capital im-provements which are required by applicable law (except as otherwise provided in Paragraph 16 herein) or which will improve the efficiency of operating, managing or maintaining the Building or which will reduce Landlord's operating expenses or the rate of increase thereof, the cost of labor, materials, repairs, insurance, utilities and services and such other expenses with respect to the opera-tion, maintenance and management of the Building and the Building Exterior Common Areas, all of which expenses shall be incurred or paid by or on behalf of Landlord or are properly chargeable to Landlord's operating expenses in accordance with generally accepted accounting principles as ap-plied to the operation, maintenance and management of a first-class office building. Notwithstanding the foregoing to the contrary, any management fee included by Landlord in annual Basic Costs shall not exceed an amount equal to five percent (5%) of the gross rentals received by Landlord from ten-ants in the Building relative to such calendar year.

Provided, however, and notwithstanding anything in this Lease to the contrary, Basic Costs shall not include: any costs properly classifiable as capital costs or any amortization thereof (except as otherwise permitted hereinabove); costs incurred in connection with the original construction or expansion of the Building, including any interest or payments on any financing thereof; costs of cor-recting defects in the initial design or construction of the Building; costs incurred by Landlord in the restoration and/or repair of the Land, the Building or the Premises as a result of condemnation or casualty; reserves for anticipated future expenses; legal costs and other fees (except for such costs and fees incurred by Landlord in contesting or attempting to reduce taxes which are included in the definition of Basic Costs); leasing commissions; advertising expenses; any items for which Landlord is reimbursed by insurance; any bad debt loss or reserves for bad debts or rent loss; the cost of installing improvements in the premises of other tenants in the Building; any interest or penalties incurred as a result of Landlord's failure to pay any bill as it shall become due; the cost of leasing any equipment other than items whose purchase price (if purchased rather than leased) would be includable in Basic Costs hereunder [provided, however, Tenant understands that the Common Areas may include an athletic or exercise facility for the use of tenants in the Building and that the reasonable costs and expenses incurred by Landlord to lease the equipment for such facility shall be included in Basic Costs]; and any cost related to the operation of Landlord as an entity (including the cost of forming such entity, internal accounting costs, and costs of preparing tax returns).

1.6 "Basic Costs Expense Stop" shall be the amount so designated in the Lease Summary.

1.7 "Broker" shall be the party or parties so designated in the Lease Summary.

1.8 "Building" shall have the meaning set forth in the Lease Summary.

1.9 "Building Exterior Common Areas" shall mean (A) the exterior of the Building and all of the improvements and real property on the Land, including, without limitation, all parking areas, enclosed or otherwise, and all streets, sidewalks, signs and landscaped areas located on or within the Land; (B) all signs and landscaped areas located in public rights-of-way directly contiguous to the Land if and to the extent Landlord maintains such signs and landscaped areas from time to time; (C) the Entrance Driveway (if and to the extent the Entrance Driveway is not maintained at public expense as a public road); (D) landscaped areas located within or adjacent to the Entrance Driveway right-of-way (regardless of whether the Entrance Driveway is maintained at public expense as a public road); and (E) the signage and landscaping improvements (including any lighting improvements, irrigation improvements, fountain or other water amenity improvements or other similar improvements associated with or constituting an integral part of the signage and landscaping improvements) that are located at or in the vicinity of the intersection of the Entrance Driveway and the right-of-way of Yorkmont Road.

1.10 "Building Net Rentable Area" shall have the meaning set forth in the Lease Summary.

1.11 "Building Shell Improvements" shall mean the Building improvements constructed or to be constructed by Landlord, at Landlord's sole cost and expense and without applying any of the Tenant Improvements Allowance. The Building Shell Improvements are more particularly described in Exhibit C attached hereto and incorporated herein by reference.

1.12 "Commencement Date" shall mean that date set forth in the Lease Summary, as same may be adjusted pursuant to the provisions of Paragraph 3 herein.

1.13 "Common Areas" shall mean those areas within the Building devoted to corridors, elevator foyers, restrooms, mechanical rooms, janitorial closets, electrical and telephone closets, vending areas and other similar facilities provided for the common use or benefit of tenants generally and/or the public, including any columns and/or projections located within said areas.

1.14 "Electrical Expense Stop" shall have the meaning set forth in the Lease Summary. The Electrical Expense Stop is the component of the Basic Cost Expense Stop which covers the cost of electricity to be supplied to premises in the Building to be occupied by tenants (including the Premises) (i) to operate lights and light fixtures therein, (ii) to operate equipment and fixtures that are con-

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nected to electrical outlets therein and (iii) to operate any HVAC system or unit that exclusively serves such tenant premises (or any portion thereof).

1.15 "Entrance Driveway" shall mean that certain entrance driveway or roadway which is located adjacent to and to the south and southeast of the Land. The Entrance Driveway is located generally as shown on Exhibit G attached hereto and incorporated herein by reference, subject to future extension or modification. At all times during the Lease Term, Landlord shall be entitled, in its sole discretion, to dedicate the Entrance Driveway, in whole or in part, to the governmental authority having jurisdiction for purposes of public maintenance and use. Tenant shall have the non-exclusive right under this Lease (as an appurtenance to Tenant's rights under this Lease) to use any portion or all (as the case may be) of the Entrance Driveway that is not dedicated and accepted for public maintenance purposes from time to time as an ingress and egress route to and from the Land and the Premises; provided, however, all appurtenant rights of Tenant in and to the Entrance Driveway under this Lease shall automatically and immediately expire and terminate as to any portion or all (as the case may be) of the Entrance Driveway that is dedicated to and accepted for public maintenance purposes by the governmental authority having jurisdiction. Additionally, notwithstanding any other term or provision herein to the contrary, Landlord reserves the right to use (and to grant others the right to use) the Entrance Driveway as an ingress and egress route to and from other property adjacent to and in the vicinity of the Land.

1.16 "Force Majeure Matters" is defined in Paragraph 41 herein.

1.17 "Land" shall mean the real property upon which the Building is situated as more particularly described on Exhibit A hereto.

1.18 "Lease Term" shall mean the term of this Lease as set forth in the Lease Summary.

1.19 "Normal Business Holidays" shall be New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day (or if any such holiday falls on a weekend day, the applicable Normal Business Holiday, for purposes of this definition, shall be the weekday designated by Landlord).

1.20 "Normal Business Hours" are 8:00 a.m. to 6:00 p.m. on Mondays through Fridays and 8:00 a.m. to 1:00 p.m. on Saturdays, exclusive of Normal Business Holidays.

1.21 "Premises" shall have the meaning set forth in the Lease Summary.

1.22 "Premises Net Rentable Area" shall have the meaning set forth in the Lease Summary, and Landlord and Tenant agree that the applicable figure set forth in the Lease Summary shall be conclusive.

1.23 "Premises Net Usable Area" shall have the meaning set forth in the Lease Summary, and Landlord and Tenant agree that the applicable figure set forth in the Lease Summary shall be conclusive.

1.24 "Space Planning and Design Allowance" shall mean the allowance to be provided by Landlord to Tenant for the planning and design of the Tenant Improvements, including the preparation of the Tenant Improvements Plans and Specifications. The amount of the Space Planning and Design Allowance is set forth in the Lease Summary.

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FORM 1594178.03
Six Coliseum Centre (ES)

1.25 "Tenant Improvements" shall mean the improvements to be constructed and installed in the Premises (beyond the Building Shell Improvements) in accordance with the Tenant Improvements Plans and Specifications, the terms of Paragraph 9 herein and Exhibit C attached hereto.

1.26 "Tenant Improvements Allowance" shall mean the allowance to be provided by Landlord to Tenant for the construction of the Tenant Improvements. The amount of the Tenant Improvements Allowance is set forth in the Lease Summary.

1.27 "Tenant Improvements Plans and Specifications" shall mean the plans and specifications for the construction of the Tenant Improvements, which plans and specifications shall be prepared pursuant to Exhibit C attached hereto.

1.28 "Tenant's Proportionate Share" means that fraction, the numerator of which is the Premises Net Rentable Area and the denominator of which is the Building Net Rentable Area.

2. Lease Grant.

Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, upon and subject to the covenants, agreements, provisions and conditions of this Lease, the Premises located in the Building.

3. Lease Term.

This Lease shall continue in force during a period beginning on the Commencement Date and continuing until the expiration of the Lease Term, unless this Lease is sooner terminated or extended to a later date under any other term or provision herein. Subject to delays resulting from Force Majeure Matters or delays caused by Tenant or Tenant's agents, employees, contractors, subcontractors or licensees, including, without limitation, change orders to the Tenant Improvements Plans and Specifications ("Tenant Delay Factors"), Landlord will deliver the Premises to Tenant not later than September 24, 1999 (the "Target Delivery Date"), with the Tenant Improvements Substantially Completed (as defined herein). As used herein, the Tenant Improvements shall be deemed "Substantially Completed" when the Tenant Improvements have been completed in accordance with the Tenant Improvements Plans and Specifications to the extent that (i) a temporary or permanent certificate of occupancy has been issued by the governmental authority having jurisdiction and (ii) Tenant may use the Premises for the Permitted Use (as defined in Paragraph 4 herein) without unreasonable limitations (i.e., the Tenant Improvements have been completed with the exception of minor "punchlist" items). If Landlord for any reason whatsoever cannot deliver possession of the Premises to Tenant (with the Tenant Improvements Substantially Completed) not later than the Target Delivery Date, this Lease shall not be void or voidable nor shall Landlord be liable to Tenant for any loss or damage resulting therefrom; but in that event, Landlord shall act diligently and in good faith to complete the work that is necessary to allow Landlord to deliver the Premises to Tenant as specified above. In such case, (a) if Landlord's failure to deliver possession of the Premises to Tenant (with the Tenant Improvements Substantially Completed) by the Target Delivery Date is not the result, in whole or in part, of one or more Tenant Delay Factors, the Commencement Date shall be adjusted to be the date that is seven (7) days after Landlord does in fact deliver possession of the Premises to Tenant as described above and (b) if Landlord's failure to deliver possession of the Premises to Tenant (with the Tenant Improvements Substantially Completed) by the Target Delivery Date is the result, in whole or in part, of one or more Tenant Delay Factors, the Commencement Date shall be the later of (i) the date that is seven (7) days after the Target Delivery Date or (ii) the date that is seven (7) days after the Tenant Improvements would have been Substantially Completed in the absence of such Tenant Delay Factors(s). Notwithstanding any term or provision herein to the contrary, if, for

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any reason other than Force Majeure Matters or Tenant Delay Factors, Landlord cannot deliver possession of the Premises (with the Tenant Improvements substantially completed in accordance with the Tenant Improvements Plans and Specifications) to Tenant by the date that is two (2) months after the Target Delivery Date, Tenant shall be entitled to terminate this Lease by so notifying Landlord in writing within ten (10) days following the expiration of such two (2) month period. Time is of the essence relative to Tenant's right to terminate this Lease pursuant to this Paragraph 3.

Within five (5) days following Tenant's occupancy of the Premises, Tenant shall execute and deliver to Landlord duplicate originals of a stipulation in the form attached to this Lease as Exhibit H (with the blanks properly completed). Subject to Landlord's approval of the information inserted by Tenant in the blanks, Landlord shall execute the duplicate originals of the stipulation and shall promptly return one (1) fully executed original to Tenant.

4. Use.

The Premises shall be used for office purposes; as a computer lab for Tenant's computer products and equipment; and as a training center for the education and training of Tenant's customers and employees pertaining to the operation of computer products and equipment; and for no other purposes (the "Permitted Use"). Tenant agrees not to use or permit the use of the Premises for any purpose that is illegal or is in violation of any applicable legal, governmental or quasi-governmental requirement, ordinance or rule, or that, in Landlord's opinion, creates a nuisance, disturbs any other tenant of the Building or injures the reputation of the Building. Landlord hereby warrants to Tenant that the Land currently is zoned such that the Permitted Use is a permissible use of the Premises.

5. Base Rental.

5.1 General. Tenant agrees to pay during the Lease Term to Landlord, without any setoff or deduction, except as provided herein, the Base Rental, and all such other sums of money as shall become due hereunder as Additional Rent, all of which are sometimes herein collectively called "rent" or "Rent." Base Rental for each calendar year or portion thereof during the Lease Term, together with any applicable adjustment thereto pursuant to Paragraph 6 herein, shall be due and payable in advance, in twelve (12) equal installments on the first day of each calendar month during the Lease Term. Tenant hereby agrees to pay such Base Rental and any adjustments thereto to Landlord at Landlord's address provided herein (or such other address as may be designated by Landlord in writing from time to time) monthly, in advance, and without demand. If the Lease Term commences on a day other than the first day of a month or terminates on a day other than the last day of a month, then the installments of Base Rental and any adjustments thereto for such month or months shall be prorated, based on the number of days in such month or months.

5.2 Advance Base Rental Payment. The Advance Base Rental Payment set forth in the Lease Summary shall be due and payable by Tenant to Landlord simultaneously with Tenant's execution and delivery of this Lease, and the Advance Base Rental Payment shall constitute additional security for Tenant's performance of its obligations under this Lease. Notwithstanding any term or provision to the contrary in Paragraph 5.1 herein, if Tenant is not then in default under this Lease, Landlord shall apply the Advance Base Rental Payment to the payment of the monthly installment of Base Rental due relative to the first full calendar month during the Lease Term. If Tenant is then in default under this Lease, Landlord may, at its option, apply all or any part of the Advance Base Rental Payment to cure the default. With regard to any partial calendar month (if any) preceding the first full calendar month during the Lease Term, Tenant shall pay the applicable prorata portion of the monthly installment of Base Rental in a timely manner pursuant to Paragraph 5.1 herein.

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FORM 1594178.03
Six Coliseum Centre (ES)

6. Adjustments to Base Rental.

6.1   Commencing as of the first Adjustment Date and thereafter on each succeeding Adjustment Date during the Lease Term, the Base Rental shall be adjusted annually in accordance with the following formula:

New Annual Base Rental = [(Annual Base Rental for the immediately preceding twelve (12) month period - (Per Square Foot Basic Costs Expense Stop x Premises Net Rentable Area)) x 103.5%] + (Per Square Foot Basic Costs Expense Stop x Premises Net Rentable Area)

For example, presuming that the Premises Net Rentable Area remains the same as set forth in the Lease Summary, on the first Adjustment Date the Base Rental hereunder for the immediately following twelve (12) month period shall be adjusted as follows:

New Annual Base Rental
= [($179,525.50 - ($5.25 x 9,326)) x 103.5%] + ($5.25 x 9,326)
= [($179,525.50 - $48,961.50) x 103.5%] + $48,961.50
= [$130,564.00 x 103.5%] + $48,961.50
= $135,133.74 + $48,961.50
= $184,095.24

6.2   Additional amounts payable pursuant to this Paragraph 6 shall be deemed to be additional Base Rental due from Tenant to Landlord and any default in the payment thereof shall entitle Landlord to all remedies provided for herein, at law or in equity on account of Tenant's failure to pay Base Rental.

7. Adjustments for Increases in Basic Costs.

With respect to each calendar year or portion thereof during the Lease Term (and any renewal or extension thereof), Tenant shall pay Landlord as Additional Rent, in the manner hereafter provided, Tenant's Proportionate Share of the amount by which Basic Costs paid or incurred by Landlord during such period (grossed up, if necessary, to reflect occupancy of ninety-five percent (95%) of the rentable space in the Building) exceeded the Basic Costs Expense Stop. References in this Paragraph 7 to "Basic Costs" shall be deemed and construed to refer to Basic Costs as grossed up pursuant to the immediately preceding sentence. If Tenant shall be obligated to make payments as aforesaid with regard to any partial calendar year during the Lease Term, Basic Costs in excess of the Basic Costs Expense Stop shall be prorated on the basis of the number of days during such calendar year for which Tenant is obligated to make such payments.

It is acknowledged and agreed that it will not be possible to determine the actual amount of the excess (if any) of Basic Costs over the Basic Costs Expense Stop for a given calendar year until after the end of such calendar year. Therefore, until Tenant's liability for Tenant's Proportionate Share of Basic Costs in excess of the Basic Costs Expense Stop shall have been finally determined for a particular calendar year, Tenant shall make payment on account of excess Basic Costs as follows:

7.1   Commencing as of the Commencement Date and continuing throughout the Lease Term (and any renewal or extension thereof), and subject to the limitation expressed above, Landlord shall make a good faith estimate of Basic Costs for such calendar year and Tenant's Proportionate Share thereof (hereinafter "Estimated Basic Costs" and "Tenant's Estimated Proportionate Share"), and Tenant shall pay to Landlord, as Additional Rent with each monthly installment of Base Rental,

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an amount equal to one-twelfth (1/12) of Tenant's Estimated Proportionate Share of the amount by which Estimated Basic Costs for the current calendar year are estimated to exceed the Basic Costs Expense Stop. Such payments for any partial month shall be paid in advance at the daily rate equal to the monthly payment divided by the number of days in the month for which the same is due. On or about January 1 of each calendar year in respect of which Tenant shall be obligated to make payments on account of excess Basic Costs during the Lease Term (and any renewal or extension thereof), Landlord shall furnish to Tenant a statement for such calendar year of Tenant's Estimated Proportionate Share and of Estimated Basic Costs and thereupon, subject to the limitations expressed above, as of such January 1, Tenant shall make payments under this Paragraph 7.1 in accordance with such statement.

7.2   On or before April 1 in the year following the year in which the Commencement Date occurs and each April 1 thereafter during the Lease Term (and any renewal or extension thereof), Landlord shall furnish Tenant with a statement setting forth the total amount of Tenant's Proportionate Share of the amount by which Basic Costs for the preceding calendar year exceeded the Basic Costs Expense Stop. If any such statement shall show an overpayment or underpayment of Tenant's Proportionate Share of excess Basic Costs for the preceding calendar year, any overpayment shall be refunded to Tenant or credited against payments due from Tenant under this Lease, and the full amount of any underpayment shall be paid to Landlord by Tenant not later than the first day of the first calendar month after such statement shall have been delivered to Tenant.

7.3   In the event Tenant is required to pay Tenant's Proportionate Share of Basic Costs pursuant to this Paragraph 7, Tenant shall have the right, at Tenant's expense and no more frequently than once per calendar year, to inspect Landlord's books and records showing Basic Costs of the Building for the calendar year in question; provided, however, Tenant shall not have the right to withhold any payments of Tenant's Proportionate Share of Basic Costs due and payable hereunder the amount of which may be in dispute, and Tenant must pay the entire amount due and payable hereunder prior to reviewing Landlord's books and records. In the event Tenant's inspection of Landlord's books and records reveals a verifiable error in Landlord's computation of Tenant's Proportionate Share of excess Basic Costs resulting in an overpayment by Tenant of Tenant's Proportionate Share of excess Basic Costs (after allowing for any adjustment pursuant to Paragraph 7.2 herein), Landlord shall promptly reimburse the amount of such overpayment to Tenant, together with interest thereon from the date of overpayment until the date of reimbursement at a rate per annum equal to one percent (1%) plus the Prime Rate (as defined herein) in effect as of the date of overpayment. As used in this Lease, the "Prime Rate" shall be deemed to be that rate of interest announced by NationsBank, N.A., or any successor thereto, from time to time as its "prime rate," and Landlord and Tenant acknowledge and understand that NationsBank, N.A., lends at rates of interest both above and below the Prime Rate. Landlord's statement setting forth the total amount of Tenant's Proportionate Share of excess Basic Costs furnished to Tenant in accordance with the provisions of this Paragraph 7 shall be deemed to have been approved by Tenant unless protested by Tenant in writing within ninety (90) days after delivery of such statement to Tenant at the Premises.

8.   Services to Be Furnished by Landlord.

Landlord agrees to furnish Tenant the following services:

8.1   Hot and cold water at those points of supply provided for general use of other tenants in the Building.

8.2   Except with regard to any HVAC system or unit that exclusively serves the Premises (or any portion thereof), which shall be Tenant's responsibility pursuant to Paragraph 11.2 herein,

1704439.04
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FORM 1594178.03
Six Coliseum Centre (ES)

Landlord shall furnish central heat and air conditioning sufficient for the comfortable occupancy of the Premises. Central heating and air conditioning service at times other than during Normal Business Hours shall be available to Tenant by the operation of controls provided in the Premises; provided, however, Tenant shall bear the entire cost (as Additional Rent) of such additional heating and air conditioning used by Tenant at times other than Normal Business Hours, and Tenant shall pay such costs within thirty (30) days following demand by Landlord. The cost to be charged by Landlord to Tenant hereunder for heating and air conditioning service used by Tenant during times other than Normal Business Hours shall be $30.00 per hour per floor, subject to increases in such hourly rate from time to time during the Lease Term to reimburse Landlord for increases in the cost to Landlord of electricity consumed in providing the heating and air conditioning service.

If heat-generating machines or equipment shall be used in the Premises by Tenant which affect the temperature otherwise maintained by the Building HVAC system, Landlord shall have the right (at Landlord's option) to install (or to require Tenant to install) one or more HVAC systems or units that exclusively serve the Premises (or the portion thereof where such heat-generating machines or equipment are located). As set forth in Paragraph 11.2 herein, the cost of any such separate HVAC systems or units that exclusively serve the Premises, including the cost of installation and the cost of operation and maintenance thereof, shall be borne by Tenant. As used in this Paragraph 8.2, the term "heat-generating machines or equipment" shall not be deemed to include personal computers or the normal and customary equipment needed to support a local area network of personal computers (collectively, "Computer Equipment"), unless such Computer Equipment is stored and/or used in any manner that causes the temperature of the area(s) in which such Computer Equipment is stored and/or used to exceed the temperature otherwise maintained by the Building HVAC system.

8.3   Electrical service to serve the Common Areas and the Premises, subject to the terms of Paragraph 13 herein. Landlord has informed Tenant that Duke Power Company currently is the utility company selected by Landlord to provide electrical service to the Building and the Building Exterior Common Areas. Notwithstanding the foregoing, if permitted by applicable law, Landlord shall have the right at any time and from time to time during the Lease Term to either contract for electrical service from a different company or companies in the business of providing electrical service or continue to contract for electrical service from Duke Power Company. Tenant shall cooperate with Landlord and the electrical service provider selected by Landlord from time to time, as reasonably necessary, to grant Landlord and such selected electrical service provider access to any of the Building's electric lines, feeders, risers, wiring and related and associated equipment that are located within, or accessible from, the Premises.

8.4   Routine maintenance and electric lighting service for all Common Areas of the Building in the manner and to the extent deemed by Landlord to be standard.

8.5   Janitorial service, in accordance with the schedule attached hereto as Exhibit D, Mondays through Fridays, exclusive of Normal Business Holidays; provided, however, if Tenant's floor covering or other improvements require special treatment, Tenant shall pay the additional cleaning cost attributable thereto as Additional Rent not later than thirty (30) days following the delivery of an invoice therefor by Landlord.

8.6   All Building standard fluorescent and incandescent light bulb replacement in the Common Areas and all light bulb replacement in the Premises. Provided, however, Tenant shall pay to Landlord, as Additional Rent, costs incurred by Landlord in replacing light bulbs in the Premises (including the cost of purchasing such light bulbs) if and to the extent such replacement cost exceeds the replacement cost for Building standard light bulbs, and such payment shall be made by Tenant to Landlord not later than thirty (30) days after Landlord's delivery of an invoice therefor to Tenant. As

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used herein, "Building standard light bulbs" shall be deemed to refer to 2' x 4', 3 lamp F40/CW with energy saving ballasts.

8.7   Tenant, its employees, and its invitees who have been registered with Landlord shall have access to the Premises (including elevator service) by a code or card access system seven (7) days a week, twenty-four (24) hours a day. Tenant shall receive an allotment, for all of its employees and for its invitees who are registered with Landlord, of four and five one-hundredths (4.05) access codes or cards for each 1,000 square feet of Premises Net Rentable Area (the "Access Card Allotment"). Landlord shall bear the cost of each such code or card up to the Access Card Allotment, provided Tenant shall pay to Landlord (as Additional Rent, within thirty (30) days after Tenant receives an invoice therefor) Fifteen and No/100 Dollars ($15.00) for each access code or card (including replacement codes or cards) in excess of the Access Card Allotment which is issued to Tenant during the Lease Term. Landlord, however, shall have no liability to Tenant, its employees, agents, invitees or licensees for losses due to theft or burglary or for damages done by unauthorized persons on the Premises, and Landlord shall not be required to insure against any such losses. Tenant shall cooperate fully with Landlord's efforts to maintain controlled access to and in the Building during times other than Normal Business Hours and shall follow all regulations promulgated by Landlord with respect thereto.

The failure by Landlord to any extent to furnish, or the interruption or termination of these defined services in whole or in part, resulting from any Force Majeure Matters or from any other causes beyond the reasonable control of Landlord shall not (i) render Landlord liable in any respect, (ii) be construed as an eviction of Tenant, (iii) work an abatement of rent, or (iv) relieve Tenant from the obligation to fulfill any covenant or agreement in this Lease. Should any of the equipment or machinery used in the provision of such services for any cause cease to function properly, Tenant shall have no claim for offset or abatement of rent or damages on account of an interruption in service resulting therefrom. Amounts payable pursuant to this Paragraph 8 shall be deemed to be Additional Rent due from Tenant to Landlord, and any default in the payment thereof shall entitle Landlord to all remedies provided for herein at law or in equity on account of Tenant's failure to pay Base Rental.

9.   **Construction of Improvements.**

9.1   Subject to Force Majeure Matters and consistent with the terms of Paragraph 3 herein and Exhibit C hereto, Landlord shall pursue diligently and in good faith the completion of the Building Shell Improvements and the Tenant Improvements.

9.2   The Space Planning and Design Allowance shall be applied by Landlord against the aggregate costs incurred by Landlord and Tenant arising out of or related to the parties' preparation and finalization of the Tenant Improvements Plans and Specifications, including, without limitation, the preparation and finalization of space plans, design work and construction, mechanical, electrical and plumbing plans and specifications. Provided, however, any such costs incurred which exceed the Space Planning and Design Allowance shall be the sole responsibility of Tenant and shall be paid by Tenant to Landlord (as Additional Rent) within thirty (30) days of Tenant's receipt of an invoice therefor from Landlord. Additionally, if the aggregate costs incurred by Landlord and Tenant arising out of or related to the parties' preparation and finalization of the Tenant Improvements Plans and Specifications is less than the Space Planning and Design Allowance, such residual sum shall be combined with the Tenant Improvements Allowance and applied by Landlord in the same manner as the Tenant Improvements Allowance is applied under this Lease.

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9.3   The Tenant Improvements Allowance shall be applied by Landlord against the costs of designing, planning and constructing the Tenant Improvements. If any of the Tenant Improvements Allowance remains after Landlord has paid all costs incurred by Landlord in connection with designing, planning and constructing the Tenant Improvements, Tenant shall be entitled, at Tenant's option, to direct Landlord to pay the residual portion of the Tenant Improvements Allowance either directly to Tenant or directly to Tenant's contractors, subcontractors or vendors performing services or providing materials in connection with Tenant's move into the Premises.

In the event the costs incurred in connection with the design, planning and construction of the Tenant Improvements exceed the Tenant Improvements Allowance, Tenant shall be responsible for bearing and paying such excess costs (the "Excess Costs"), as follows:

9.3.1   Tenant shall pay to Landlord, prior to the commencement of construction of the Tenant Improvements, an amount equal to fifty percent (50%) of such Excess Costs (as then estimated by Landlord).

9.3.2   After substantial completion of the Tenant Improvements but prior to occupancy of the Premises by Tenant, Tenant shall pay to Landlord an amount equal to ninety percent (90%) of the Excess Costs (as then estimated by Landlord), less payments received by Landlord pursuant to Paragraph 9.3.1 herein.

9.3.3   Within thirty (30) days after the final accounting is prepared and submitted by Landlord to Tenant, Tenant shall pay to Landlord the entire unpaid balance of the actual Excess Costs based on the final costs to Landlord.

The Excess Costs (if any) payable by Tenant under this Paragraph 9.3 shall constitute Additional Rent due hereunder at the time specified herein, and failure to make any such payment when due shall constitute a default of Tenant under Paragraph 28 herein.

9.4   Except as otherwise provided above in this Paragraph 9, all installations and improvements now or hereafter placed on or in the Premises shall be for Tenant's account and at Tenant's cost. Tenant shall also pay ad valorem taxes and increased insurance on or attributable to the Tenant Improvements (to the extent the cost of the Tenant Improvements exceeds the Tenant Improvements Allowance), which cost shall be payable by Tenant to Landlord as Additional Rent within thirty (30) days after the submission by Landlord to Tenant of an invoice therefor.

10.   Maintenance and Repair by Landlord.

Except to the extent any such repairs or replacements are the responsibility of Tenant pursuant to the terms of Paragraph 11 or Paragraph 12 herein or any other provision in this Lease, Landlord shall be responsible for maintaining, repairing and replacing:

10.1   the roof, foundations, exterior walls, and all structural parts of the Building (including, without limitation, the exterior glass of the Building);

10.2   all portions of the Premises affected by structural conditions whose source lies outside the Premises;

10.3   all Common Areas and Building Exterior Common Areas;

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10.4   all utility, sprinkler service, electrical and plumbing lines and HVAC systems outside the Premises but which serve the Premises on a non-exclusive basis; and

10.5   all utility, sprinkler service, electrical and plumbing lines and HVAC systems within the Premises but which serve other space within the Building.

Except as expressly provided herein, Landlord shall not be required to make any repairs to the Premises or the Building.

11.   Maintenance and Repair by Tenant.

In addition to any other provisions in this Lease which obligate Tenant to perform maintenance, repair and replacement duties relative to the Premises and/or the Building, Tenant shall be responsible for the following maintenance, repair and replacement responsibilities:

11.1   Tenant shall, at its expense, keep and maintain the Premises in good order and repair and not commit or allow any waste to be committed on any portion of the Premises; and at the termination of this Lease, Tenant agrees to deliver up the Premises to Landlord in good condition, excepting only ordinary wear and tear, acts of God and repairs required to be made by Landlord pursuant to the terms of this Lease.

11.2   Tenant shall, at its expense, keep and maintain all HVAC systems and units, appliances and equipment that exclusively serve the Premises (or any portion thereof). In the event the Premises (or any portion thereof) is exclusively served by an HVAC system or unit, Tenant shall contract with a qualified heating and air conditioning service company approved by Landlord for the monthly maintenance and the repair and replacement, as necessary, of such HVAC system or unit. Tenant shall provide Landlord with a copy of any contract required under this Paragraph 11.2 within ten (10) days after the Commencement Date and a copy of any subsequent contracts (or any renewal contracts) within ten (10) days after their execution. The cost of all contracts which Tenant is required to maintain under this Paragraph 11.2 shall be borne by Tenant.

11.3   Tenant shall, at Tenant's own cost and expense, repair or replace any damage done to the Common Areas, the Building Exterior Common Areas, the Building, or any part thereof (including the Premises), caused by Tenant or Tenant's agents, employees, invitees, or visitors, and such repairs shall restore the damaged area to as good of a condition as existed prior to such damage and shall be effected in compliance with all applicable laws; provided, however, if, within a reasonable period following written notice from Landlord of the need for such repairs or replacements, Tenant fails to make such repairs or replacements promptly, Landlord may, at its option, make the repairs or replacements, and Tenant shall pay the cost thereof to Landlord as Additional Rent within thirty (30) days after Landlord submits to Tenant an invoice therefor.

12.   Alterations by Tenant.

Tenant shall not make or allow to be made any alterations to the Premises or install any vending machines in the Premises, without first obtaining the written consent of Landlord in each such instance. Except as provided in the immediately succeeding sentence, any and all alterations to the Premises, including, without limitation, the Tenant Improvements, shall become the property of Landlord upon the termination of this Lease (except for personal property and furniture owned by Tenant). Provided, however, and notwithstanding the foregoing to the contrary, Landlord may, by written notice to Tenant given simultaneously with Landlord's consent for any alterations or improvements to the Premises by Tenant pursuant to this Paragraph 12, require Tenant to remove the

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specific fixtures, equipment, alterations and other improvements installed in the Premises by Tenant pursuant to this Paragraph 12; and in such case, such removal shall be completed at Tenant's sole cost and expense (and any resulting damage shall be repaired by Tenant) at the expiration or earlier termination of this Lease. In the event that Landlord so elects and Tenant fails to remove such improvements, Landlord may remove such improvements at Tenant's cost, and Tenant shall pay Landlord on demand the cost of restoring any damage to the Premises resulting from such removal, excepting only ordinary wear and tear and acts of God.

13. Use of Electrical Services by Tenant.

Landlord may, at Landlord's option, install an electrical check meter (a "Check Meter") for the Premises as part of the Tenant Improvements. If installed, it is anticipated that the Check Meter will measure all electricity supplied to the Premises (i) to operate lights and light fixtures therein, (ii) to operate equipment and fixtures that are connected to electrical outlets therein and (iii) to operate any HVAC system or unit that exclusively serves the Premises (or any portion thereof). As contemplated in Paragraph 8.3 herein, Landlord shall pay the electrical utility company which supplies the electricity to the Building prior to delinquency for the electricity supplied to the Premises through the Check Meter. Provided, however, in the event the amount paid by Landlord to the electrical utility company for electricity supplied to the Premises (as measured by the Check Meter) for any given period of time is greater than the allocable portion of the Electrical Expense Stop (allocated to the Premises for the relevant period of time), Landlord may submit an invoice to Tenant periodically for the cost of such excess electricity supplied to the Premises and Tenant shall pay the full invoiced amount (as Additional Rent) to Landlord within thirty (30) days after Tenant's receipt of each such invoice. The following formula shall be used to determine the invoice amount for Tenant's excess electrical usage in the Premises:

Invoice Amount   =   Total Electrical Costs Per Check Meter - [(Tenant's Proportionate Share x Electrical Expense Stop) x (Number of Days in Period ÷ Number of Days in Year)]

For example, presuming (for purposes of this illustration only) that the Premises Net Rentable Area is 10,000 square feet, that the Check Meter indicates $2,000.00 of electricity was supplied to the Premises during a given 90-day period and that the calendar year in which such 90-day period falls contains 365 days, Landlord shall be entitled hereunder to send an invoice to Tenant in the amount of $527.09 for excess electrical usage in the Premises during such 90-day period, computed as follows:

Invoice Amount   = $2,000.00 - [(0.066 x $90,498.00) x (90 ÷ 365)]
                   = $2,000.00 - [$5,972.87 x .2466]
                   = $2,000.00 - $1,472.91
                   = $527.09

In computing invoices to be sent to Tenant for electricity supplied to the Premises through the Check Meter, Landlord shall use the same billing rate and structure as used by the electrical utility company. Additionally, with regard to any period of time that Landlord elects to use a Check Meter to bill Tenant for excess electricity supplied to the Premises, Landlord also shall use a Check Meter to bill other tenants in the Building for excess electricity supplied to their respective premises; and in such case, the cost of electricity supplied to the Premises and to other premises in the Building for which Landlord separately bills Tenant and other tenants in the Building (i.e., such electrical costs that exceed the Electrical Expense Stop) shall not be included in Basic Costs hereunder. Landlord shall be entitled to bill Tenant pursuant to this Paragraph 13 for excess electrical usage in the Prem-

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ises monthly, quarterly, annually or otherwise, as determined by Landlord from time to time during the Lease Term.

14. Graphics and Signage.

All letters and numerals on doors or other signs on the Premises shall be in the standard form of graphics for the Building, and no others shall be used or permitted without Landlord's prior written consent. Furthermore, Tenant shall not place signs on or in the Premises which are visible from outside the Premises. Tenant's name and suite number shall be included by Landlord on the lobby directory for the Building. Landlord also shall install, at Landlord's cost, a Building standard suite identification sign at the entrance to the Premises.

15. Parking.

During the Lease Term, Tenant shall have, without charge, the non-exclusive right to use, in common with Landlord, other tenants of the Building, and their respective guests and invitees, the automobile parking areas, driveways, and footways located on the Land. Notwithstanding the terms and provisions in the immediately preceding sentence, (i) Tenant and Tenant's guests and invitees shall not, at any given time, be entitled to use more than four and five one-hundredths (4.05) parking spaces for each 1,000 square feet of Premises Net Rentable Area, and (ii) Landlord shall have the right during the Lease Term to reserve parking spaces on the Land for the exclusive use of other tenants in the Building, provided the reservation of such spaces for the exclusive use of other tenants in the Building does not have the effect of denying Tenant the non-exclusive use of four and five one-hundredths (4.05) parking spaces for each 1,000 square feet of Premises Net Rentable Area. Notwithstanding the foregoing to the contrary, Landlord will not assert that Tenant is in default under clause (i) in the immediately preceding sentence unless and until Landlord is unable to provide the same ratio of parking spaces (*i.e.*, 4.05 parking spaces for each 1,000 square feet of net rentable area) to all other tenants in the Building.

16. Compliance with Laws.

Landlord represents that it (i) has caused or shall cause the Building Shell Improvements, including the Common Areas and the Building Exterior Common Areas, to be installed in compliance with all applicable construction codes (including the Southern Building Code and the applicable local fire code, including requirements relating to fire escapes and fire doors), laws, regulations and orders in effect as of the date on which the plans and specifications for such improvements were prepared (including the Americans With Disabilities Act as in existence on such date and (ii) shall cause the Tenant Improvements to be installed in compliance with all applicable construction codes (including the Southern Building Code and the applicable local fire code, including requirements relating to fire escapes and fire doors), laws, regulations and orders as are in existence as of the date the Tenant Improvements Plans and Specifications are prepared (including the Americans With Disabilities Act as it exists as of such date); and Landlord shall be responsible, at its sole cost and expense and notwithstanding any contrary term or provision in this Paragraph 16, for any modifications to the Common Areas, the Building Exterior Common Areas and/or the Tenant Improvements that may be required to address or correct any inaccuracy (if any) in such representation. Except as provided in the immediately preceding sentence, Tenant agrees to comply with all applicable laws, ordinances, rules and regulations of any governmental entity or agency having jurisdiction over the Premises. Without limiting the generality of the foregoing (and except as otherwise provided in the first sentence in this Paragraph 16), in the event the Premises must be modified or any other action relating to the Premises must be undertaken in the future to comply with the Americans With Disabilities Act or any similar federal, state or local statute, law, or ordinance, the responsibility for such modification

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or action (including the payment of all costs incurred in connection therewith) shall belong to Tenant. If the Common Areas or the Building Exterior Common Areas must be modified or any other action relating to the Common Areas or the Building Exterior Common Areas must be undertaken in the future to comply with the Americans With Disabilities Act or any similar federal, state or local statute, law, or ordinance and if such modification or action is required because of (i) any special or unique use or activity in the Premises or (ii) the performance of any alterations within the Premises, the responsibility for such modification or action (including the payment of all costs incurred in connection therewith) shall belong to Tenant. Except as provided in the immediately preceding sentence, in the event the Common Areas or the Building Exterior Common Areas must be modified or any other action relating to the Common Areas or the Building Exterior Common Areas must be undertaken in the future to comply with the Americans With Disabilities Act or any similar federal, state or local statute, law, or ordinance, the responsibility for such modification or action (including the payment of all costs incurred in connection therewith, subject to the terms and provisions of this Lease relating to the pass-through of Basic Costs) shall belong to Landlord; provided, however, in the event the Common Areas or the Building Exterior Common Areas must be modified in the future as a result of any misrepresentation by Landlord in the first sentence in this Paragraph 16, the costs incurred by Landlord in connection therewith shall not be included within Basic Costs under this Lease.

17. Building Rules and Regulations.

Tenant shall comply with the rules and regulations applicable to the Building and the Building Exterior Common Areas (the "Rules and Regulations") adopted and altered by Landlord from time to time and shall cause all of its agents, employees, invitees and visitors to do so; all changes to the Rules and Regulations will be sent by Landlord to Tenant in writing. The initial Rules and Regulations, which have been reviewed and approved by Tenant, are attached hereto as Exhibit E.

18. Entry by Landlord.

Upon reasonable advance written or telephonic notice from Landlord (except in cases of emergency, in which cases no advance notice shall be necessary), Tenant agrees to permit Landlord and Landlord's agents and representatives to enter into and upon any part of the Premises at all reasonable hours (and in emergencies at all times) to inspect the same, to show the Premises to prospective purchasers, mortgagees, tenants or insurers, to install or maintain Check Meters and other devices to determine if Tenant's electrical usage is in excess of design loads and capacities, and to clean or make repairs, alterations or additions thereto, and Tenant shall not be entitled to any abatement or reduction of rent by reason thereof.

19. Assignment and Subletting.

19.1 Tenant shall not assign this Lease or sublet all or any part of the Premises or make any other transfer of its interest in the whole or any portion thereof, directly or indirectly, at any time during the Lease Term without the prior written consent of Landlord (which shall not be unreasonably withheld, conditioned or delayed). Provided, however, and notwithstanding the foregoing to the contrary, Tenant shall be entitled, without seeking or obtaining the prior written consent of Landlord, to assign this Lease or to sublet the Premises (in whole or in part) to any entity that controls Tenant, that is under common control with Tenant or that is controlled by Tenant (an "Affiliated Entity"), provided such Affiliated Entity has a net worth, at the time the assignment or sublease transaction is completed, which is not less than the net worth of Tenant named herein as of the Lease Date (the "Net Worth Requirement") and provided Tenant delivers to Landlord, prior to the effective date of such assignment or sublease transaction involving the Affiliated Entity, documentation demonstrat-

14

ing that the Net Worth Requirement is satisfied. In the event that Tenant desires at any time to assign this Lease or sublet all or any part of the Premises to any party other than an Affiliated Entity which satisfies the Net Worth Requirement, Tenant shall submit to Landlord in writing at least thirty (30) days prior to the proposed effective date of the assignment or sublease transaction (i) a request for permission to assign or sublet setting forth the proposed effective date (which shall be no less than thirty (30) days after the sending of such notice); (ii) the name of the proposed subtenant or assignee; (iii) the nature of the business to be carried on in the Premises after the assignment or sublease; (iv) the terms and provisions of the proposed assignment or sublease instrument(s); (v) current financial statements of the proposed subtenant or assignee; and (vi) such additional information as Landlord may reasonably request in order to make a reasoned judgment regarding the proposed assignment or sublease. Any attempted assignments, subleases or other transfers by Tenant in violation of the terms and conditions of this Paragraph 19.1 shall be null and void.

19.2   Except for an assignment or sublease to an Affiliated Entity which satisfies the Net Worth Requirement, if Tenant requests Landlord's consent to an assignment of this Lease or subletting of all or part of the Premises, or any other transfer of its interest(s), Landlord shall have the option (without limiting Landlord's other rights hereunder) of terminating this Lease with respect to the portion of the Premises subject to the proposed assignment, subletting or transfer upon thirty (30) days' notice and of dealing directly with the proposed assignee, subtenant or transferee. If Landlord should fail to notify Tenant in writing of its decision within a thirty (30) day period after Landlord is notified in writing of the proposed assignment, sublease or other transfer, Landlord shall be deemed to have refused to consent to such assignment, sublease or transfer and to have elected to keep this Lease in full force and effect.

19.3   Fifty percent (50%) of all Assignment and Sublease Profits (as defined herein) shall be paid to Landlord, and Tenant hereby assigns all rights it might have or ever acquire in fifty percent (50%) of all Assignment and Sublease Profits to Landlord. This covenant and assignment shall run with the land and shall bind Tenant and Tenant's heirs, executors, administrators, personal representatives, successors and assigns. As used herein, "Assignment and Sublease Profits" shall refer to all cash or other proceeds payable to Tenant in connection with any assignment, sale, sublease or other transfer of Tenant's interest in this Lease (whether consented to by Landlord or not), after deducting from such proceeds the rentals required to be paid hereunder and the reasonable and customary costs and expenses (including customary brokerage commissions, tenant improvements, free rent, and attorneys' fees) incurred by Tenant relative to such transaction. Any assignee, subtenant or purchaser of Tenant's interest in this Lease (each such assignee, subtenant and purchaser being hereinafter referred to as a "Successor"), by assuming Tenant's obligations hereunder, shall assume liability to Landlord for all amounts paid to persons other than Landlord by such Successor in consideration of any such sale, assignment or subletting, in violation of the provisions herein.

19.4   If Tenant assigns, sublets or makes any other transfer of all or any portion of its interest(s) hereunder, Tenant named in this Lease shall remain directly and primarily responsible for the faithful performance and observance of all of the covenants and obligations on Tenant's part to be performed in this Lease.

19.5   Any assignee or subtenant hereunder shall be bound by and shall comply with all of the terms and provisions in this Lease, including, without limitation, the use restriction set forth in Paragraph 4 herein. As a condition to the effectiveness of any assignment that is permitted hereunder, the assignee shall, by an instrument in writing, assume and agree to perform (for the express benefit of Landlord) the terms hereof; and as a condition to the effectiveness of any sublease that is permitted hereunder, the subtenant shall acknowledge in writing (for the express benefit of

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Landlord) the existence of this Lease and shall covenant not to do or permit to be done anything that would constitute a breach hereof.

19.6   Landlord's consent to any one assignment, sublease or other transfer hereunder shall not waive the requirement of its consent to any subsequent assignment, sublease or other transfer as required herein.

19.7   Notwithstanding any term or provision herein to the contrary, no assignment, subletting or other transfer shall be made: (i) to any person or entity which shall at that time be a tenant, subtenant or other occupant of any part of the Building or any other building owned by Landlord or any affiliate of Landlord in the Coliseum Centre development (a "Coliseum Centre Building") if Landlord then has other comparable space in the Building or in another Coliseum Centre Building available for leasing by Landlord; (ii) to any person or entity who has dealt with Landlord or Landlord's agent (directly or through a broker) with respect to space in the Building or in another Coliseum Centre Building during the six (6) months immediately preceding Tenant's request for Landlord's consent to such transaction, and Landlord agrees to provide Tenant from time to time, within a reasonable time after Tenant's request therefor, a list of persons or entities (if any) with whom Landlord or Landlord's agent has dealt (directly or through a broker) with respect to the lease of space in the Building or in another Coliseum Centre Building during the six (6) months immediately preceding Tenant's request for such list; (iii) to any person or entity if Landlord then has other comparable space in the Building or in another Coliseum Centre Building available for leasing and suitable for use by such proposed tenant, and Landlord agrees to provide Tenant from time to time, within a reasonable time after Tenant's request therefor, an identification of space in the Building or in any other Coliseum Centre Building which is then available for leasing; (iv) to any person or entity for the conduct of business which is not in keeping with the standards and general character of the Building; or (v) which would require the demolition or reconfiguration of any portion of the Premises or which would result in the Premises being subdivided into more than two rental units. All rights and options of Tenant hereunder, if any, to expand the Premises, contract the Premises, extend or renew the Lease Term, and/or shorten the Lease Term, and any right(s) of first refusal, first offer or first option hereunder in favor of Tenant shall automatically terminate upon the assignment of this Lease or upon the subletting of all or any part of the Premises, unless Landlord specifically agrees in writing that such rights and options shall continue. Tenant acknowledges that the restrictions on assignments and subleases described herein are a material inducement for Landlord entering into this Lease and shall be enforceable by Landlord against Tenant and against any assignee or subtenant or any other party acquiring an interest in this Lease.

19.8   Tenant shall give Landlord prompt written notice of any assignment or sublease that is completed by Tenant pursuant to this Paragraph 19, and each such written notice shall include the complete name and notice address of the assignee or subtenant.

20.   Liens.

Tenant will not permit any mechanic's lien(s) or other liens to be placed upon the Premises, the Building or the Land and nothing in this Lease shall be deemed or construed in any way as constituting the consent or request of Landlord, express or implied, by inference or otherwise, to any person for the performance of any labor or the furnishing of any materials to the Premises, or any part thereof, nor as giving Tenant any right, power or authority to contract for or permit the rendering of any services or the furnishing of any materials that would give rise to any mechanics' or other liens against the Premises, the Building or the Land. In the event any such lien is attached to the Premises, the Building or the Land, then, in addition to any other right or remedy of Landlord, Landlord may, but shall not be obligated to, discharge the same. Any amount paid by Landlord for

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any of the aforesaid purposes shall be reimbursed by Tenant to Landlord as Additional Rent within thirty (30) days after Landlord's delivery to Tenant of an invoice therefor.

21. Property Insurance.

Landlord shall maintain fire and extended coverage insurance on the Building and the Premises, such policy(ies) to cover Landlord's interest in the Building and Premises for not less than the full replacement value thereof. Such insurance shall be maintained at the expense of Landlord (as a part of Basic Costs), and payments for losses thereunder shall be made solely to Landlord or the mortgagees of Landlord relative to the Land and the Building (collectively, "Mortgagees"; each, a "Mortgagee"), as their respective interests shall appear. Tenant shall maintain, at its expense, in an amount equal to full replacement cost, fire and extended coverage insurance on all of its personal property, including removable trade fixtures, located in the Premises. Tenant shall, at Landlord's request from time to time, provide Landlord with current certificates of insurance evidencing Tenant's compliance with the terms and requirements of this Paragraph 21 and Paragraph 22 herein. All policies required to be maintained by Tenant under this Paragraph 21 and Paragraph 22 herein shall contain a provision whereby the insurer is not allowed to cancel, fail to renew or change materially the coverage without first giving thirty (30) days prior written notice to Landlord. Tenant shall also obtain the agreement of Tenant's insurers to notify Landlord that a policy is due to expire at least thirty (30) days prior to such expiration.

22. Liability Insurance.

Tenant and Landlord shall, each at its own expense, maintain a policy or policies of commercial general liability insurance (occurrence coverage) with respect to the respective activities of each on the Land and in the Building with the premiums thereon fully paid on or before the due date, issued by and binding upon an insurance company authorized to conduct such business in the State of North Carolina. Such commercial general liability insurance to be maintained by Tenant and Landlord under this Paragraph 22 shall afford minimum protection of not less than $1,000,000 combined single limit coverage of bodily injury, property damage or combination thereof; and such commercial general liability insurance to be maintained by Tenant shall name Landlord as an additional insured. Such insurance coverage maintained by Tenant also shall include, without limitation, personal injury and contractual liability coverage for the performance by Tenant of the indemnity agreements set forth in this Lease. Landlord shall not be required to maintain insurance against thefts within the Premises or the Building or on the Land.

23. Indemnities.

Tenant hereby indemnifies and holds Landlord harmless from all liability and claims for any damage or injury resulting from any act or omission of Tenant or Tenant's agents, servants or employees that constitutes negligence or willful misconduct. Landlord hereby indemnifies and holds Tenant harmless from all liability and claims for any damage or injury resulting from any act or omission of Landlord or Landlord's agents, servants or employees that constitutes negligence or willful misconduct.

24. Waiver and Waiver of Subrogation Rights.

Anything in this Lease to the contrary notwithstanding (including, without limitation, Paragraph 23 herein), Landlord and Tenant each hereby waive any and all rights of recovery, claim, action, or cause of action, against the other, its agents, officers, or employees, for any loss or damage that may occur to the Premises or a part thereof, or any improvements thereto, or any personal prop-

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erty of such party therein, by reason of fire, the elements, or any other cause(s) which are insured against under the terms of the standard fire and extended coverage insurance policies referred to in Paragraph 21 herein, regardless of cause or origin, including negligence of the other party hereto, its agents, officers, or employees. All insurance policies carried with respect to Paragraph 21 herein, if permitted under applicable law, shall contain a provision whereby the insurer waives, prior to loss, all rights of subrogation against Landlord and Tenant.

25. Casualty Damage.

If the Premises or any part thereof shall be damaged by fire or other casualty, Tenant shall give prompt written notice thereof to Landlord. In case the Building shall be so damaged that substantial alteration or reconstruction of the Building shall be required (whether or not the Premises shall have been damaged by such casualty) or in the event any Mortgagee should require that the insurance proceeds payable as a result of a casualty be applied to the payment of the mortgage debt or in the event of any material uninsured loss to the Building, Landlord may, at its option, terminate this Lease by notifying Tenant in writing of such termination within ninety (90) days after the date of such casualty. If, by reason of such casualty, the Premises are rendered untenantable in some material portion, and the amount of time required to repair the damage is reasonably determined by Landlord to be in excess of one hundred eighty (180) days from the date upon which Landlord is required to determine whether to terminate this Lease, then Tenant shall have the right to terminate this Lease by giving Landlord written notice of termination within thirty (30) days after the date Landlord delivers Tenant notice that the amount of time required to repair the damage has been determined by Landlord to be in excess of one hundred eighty (180) days. If Landlord (or Tenant, if applicable) does not thus elect to terminate this Lease, Landlord shall commence and proceed with reasonable diligence to restore the Building to substantially the same condition as existed immediately prior to the occurrence of the casualty, except that Landlord's obligation to restore shall not exceed the scope of the work required to be done by Landlord in originally constructing the Building Shell Improvements and installing the Tenant Improvements in the Premises, nor shall Landlord be obligated to restore the Building Shell Improvements or the Premises if the cost of the restoration work required under this Lease and all other leases of space in the Building exceeds the insurance proceeds actually received by Landlord as a result of the casualty. When the Tenant Improvements have been restored by Landlord, Tenant shall restore Tenant's furniture and equipment. Landlord shall not be liable for any inconvenience or annoyance to Tenant or injury to the business of Tenant resulting in any way from such damage or the repair thereof, except that, subject to the provisions of the next sentence, Landlord shall allow Tenant a fair diminution of rent during the time and to the extent the Premises are unfit for occupancy. If the Premises or any other portion of the Building is damaged by fire or other casualty resulting from the fault or negligence of Tenant or any of Tenant's agents, employees, or invitees, the rent hereunder shall not be diminished during the repair of such damage and Tenant shall be liable to Landlord for the cost of the repair and restoration of the Building caused thereby to the extent such cost and expense are not covered by insurance proceeds.

26. Condemnation.

If the whole or substantially the whole of the Building or the Premises should be taken for any public or quasi-public use, by right of eminent domain or otherwise or should be sold in lieu of condemnation, then this Lease shall terminate as of the date when physical possession of the Building or the Premises is taken by the condemning authority. If less than the whole or substantially the whole of the Building or Premises is thus taken or sold and the remaining portion of the Building can no longer be operated as a multi-tenant office building on a financially sound basis, in Landlord's reasonable opinion, or if any Mortgagee should require that the condemnation proceeds payable as a result of such taking or sale be applied to the payment of the mortgage debt, Landlord (whether or not the Premises are affected by the taking or sale) may terminate this Lease by giving written notice thereof to Tenant, in which event this Lease shall terminate as of the date when physical possession of such portion of the Building or Premises is taken by the condemning authority. If this Lease is not so terminated upon any such taking or sale and if a portion of the Premises is affected thereby, the Base Rental payable hereunder shall be diminished by an equitable amount, and Landlord shall, to the extent Landlord deems feasible, restore the Building and the Premises to substantially their former condition, except Landlord's obligation to restore shall not exceed the scope of the work required to be done by Landlord in originally constructing the Building Shell Improvements and installing the Tenant Improvements, nor shall Landlord in any event be obligated to restore the Building Shell Improvements or the Tenant Improvements if the cost of the restoration work required under this Lease and all other leases of space in the Building exceeds the amount received by Landlord for such taking. All amounts awarded upon a taking of any part or all of the Building or the Premises shall belong to Landlord, and Tenant shall not be entitled to and expressly waives all claims to any such compensation.

27. Damages from Certain Causes.

Landlord shall not be liable to Tenant for any loss or damage to any property or person occasioned by theft, fire, act of God, public enemy, injunction, riot, strike, insurrection, war, court order, requisition, or order of governmental body or authority or by any other Force Majeure Matter. Nor shall Landlord be liable for any damage or inconvenience which may arise through repair or alteration of any part of the Building or Premises.

28. Events of Default/Remedies.

28.1 The following events shall be deemed to be events of default by Tenant under this Lease: (i) Tenant fails to pay any installment of Base Rental or Additional Rent when due and such failure continues for more than five (5) business days after Tenant is given written notice of such failure (provided, however, Tenant shall not be entitled to such notice and cure period more than twice in any calendar year during the Lease Term); (ii) Tenant fails to comply with any provision of this Lease (other than clauses (iii), (iv), (v), (vi) and (vii) in this Paragraph 28.1), all of which terms, provisions and covenants shall be deemed material and such failure continues for more than thirty (30) days after Tenant is given written notice of such failure (provided such 30-day notice and cure period for non-monetary defaults shall be decreased or dispensed with, as reasonably required, in cases of emergency or in circumstances where such failure will result in a default by Landlord under other leases of space in the Building); (iii) the leasehold hereunder demised is taken on execution or other process of law in any action against Tenant; (iv) Tenant abandons any substantial portion of the Premises; (v) Tenant becomes insolvent or unable to pay its debts as they become due, or Tenant notifies Landlord that it anticipates either condition; (vi) Tenant takes any action to or notifies Landlord that Tenant intends to file a petition under any section or chapter of the United States Bankruptcy Code, as amended from time to time, or under any similar law or statute of the United States or any State thereof; or a petition shall be filed against Tenant under any such statute or Tenant or any creditor of Tenant's notifies Landlord that it knows such a petition will be filed or Tenant notifies Landlord that it expects such a petition to be filed; or (vii) a receiver or trustee is appointed for Tenant's leasehold interest in the Premises or for all or a substantial part of the assets of Tenant. Provided, however, and notwithstanding the foregoing provisions in this Paragraph 28.1, Tenant shall not be entitled to any notice and cure period in connection with Tenant's obligation to vacate the Premises at the end of the Lease Term.

28.2 Upon the occurrence under this Lease of any event or events of default by Tenant, whether enumerated in Paragraph 28.1 herein or not, Landlord shall have the option to pursue any

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one or more of the following remedies: (i) terminate this Lease, in which event Tenant shall immediately surrender the Premises to Landlord; (ii) terminate Tenant's right to occupy the Premises and re-enter and take possession of the Premises (without terminating this Lease); (iii) enter upon the Premises and do whatever Tenant is obligated to do under the terms of this Lease, and Tenant agrees to reimburse Landlord on demand for any expense which Landlord may incur in effecting compliance with Tenant's obligations under this Lease, and Tenant further agrees that Landlord shall not be liable for any damages resulting to Tenant from such action; and (iv) exercise all other remedies and seek all damages available to Landlord at law or in equity, including, without limitation, injunctive relief of all varieties.

In the event of an elected termination of this Lease by Landlord, whether before or after reentry, Landlord may recover from Tenant damages, including the costs of recovering the Premises, and Tenant shall remain liable to Landlord for the total Base Rental and Additional Rent which would have been payable by Tenant hereunder for the remainder of the Lease Term (which total Base Rental and Additional Rent may, at Landlord's election, be accelerated to be due and payable in full as of the event or events of default and recoverable as damages in a lump sum) less the rentals actually received from any reletting or, at Landlord's election, less the reasonable rental value of the Premises for the remainder of the Lease Term.

In the event Landlord elects to re-enter or take possession of the Premises after Tenant's default, Tenant hereby waives notice of such re-entry or repossession and of Landlord's intent to re-enter or retake possession. Landlord may, without prejudice to any other remedy which it may have for possession or arrearages in rent, expel or remove Tenant and any other person who may be occupying said Premises or any part thereof. In addition, the provisions of Paragraph 31 herein shall apply with respect to the period from and after the giving of notice of such termination to Tenant. All of Landlord's remedies under this Lease shall be cumulative and not exclusive. Forbearance by Landlord to enforce one or more of the remedies herein provided upon an event of default shall not be deemed or construed to constitute a waiver of such default or an election of remedies.

28.3   Any installment of Base Rental and any Additional Rent not paid within ten (10) days following the date when due and payable shall bear interest from the date due until paid at the lesser of (i) eighteen percent (18%) per annum or (ii) the maximum lawful contract rate per annum.

28.4   This Paragraph 28 shall be enforceable to the maximum extent not prohibited by applicable law, and the unenforceability of any portion thereof shall not thereby render unenforceable any other portion. To the extent any provision of applicable law requires some action by Landlord to evidence or effect the termination of this Lease or to evidence the termination of Tenant's right of occupancy, Tenant and Landlord hereby agree that notice, in writing only and delivered in accordance with Paragraph 37 herein, shall be sufficient to evidence and effect the termination therein provided for.

28.5   Landlord shall be in default hereunder in the event Landlord has not begun and pursued with reasonable diligence the cure of any failure of Landlord to meet its obligations hereunder within thirty (30) days of receipt by Landlord of written notice from Tenant of the alleged failure to perform. Except as otherwise provided in Paragraph 3 herein, in no event shall Tenant have the right to terminate or rescind this Lease as a result of Landlord's default as to any covenant or agreement contained in this Lease or as a result of the breach of any promise or inducement hereof, whether in this Lease or elsewhere. Tenant hereby waives such remedies for default hereunder and Tenant's remedies for default by Landlord hereunder shall be limited to an arbitration proceeding (pursuant to Paragraph 52 herein) for damages and/or injunction. In addition, Tenant hereby covenants that, prior to the exercise of any such remedies, it will give the Mortgagee(s) who then hold(s) a mortgage on

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the Building the same notice and time period as Landlord to cure any default by Landlord under this Lease.

29. Security Deposit.

[Intentionally Deleted]

30. Peaceful Enjoyment.

Tenant shall, and may peacefully have, hold, and enjoy the Premises, subject to the other terms hereof, provided Tenant pays the rent and other sums herein recited to be paid by Tenant and performs all of Tenant's covenants and agreements herein contained. This covenant and any and all other covenants of Landlord shall be binding upon Landlord and its successors only with respect to breaches occurring during its or their respective periods of ownership of Landlord's interest hereunder.

31. Holding Over.

If Tenant remains in possession of the Premises or any part thereof after the expiration or earlier termination of this Lease, whether with or without Landlord's acquiescence, Tenant shall be deemed a tenant at will. In the event of any such holding over by Tenant after the expiration or other termination of this Lease or in the event Tenant continues to occupy the Premises after the termination of Tenant's right of possession pursuant to Paragraph 28.2 herein, Tenant shall, throughout the entire holdover period, pay Base Rental equal to one and one-half (1½) times the Base Rental in effect immediately before the holdover period began, together with all applicable Additional Rent which would have been applicable had the Lease Term continued through the period of such holding over by Tenant. Tenant shall also remain liable for any and all damages, direct and consequential, suffered by Landlord as a result of any holdover without Landlord's unequivocal written acquiescence. No holding over by Tenant after the expiration of the Lease Term shall be construed to extend the Lease Term.

32. Subordination to Mortgage.

Tenant accepts this Lease subject and subordinate to any mortgage, deed of trust, or other lien presently existing or hereafter arising upon the Premises, the Building and/or the Land, and to any renewals, modifications, refinancings and extensions thereof, but Tenant agrees that any such Mortgagee shall have the right (without seeking or obtaining Tenant's consent) at any time to subordinate such mortgage, deed of trust or other lien to this Lease. Tenant agrees to cooperate and execute and deliver such further instruments subordinating this Lease or attorning to the holder of any such liens as Landlord may request within fifteen (15) days of the date of such request. Provided, however, and notwithstanding the foregoing provisions to the contrary, this Lease shall not be terminated and Tenant's use, possession and enjoyment of the Premises shall not be divested by foreclosure or other default proceedings under the mortgage documents so long as Tenant is not in default under the terms of this Lease beyond any applicable cure period set forth herein.

33. Estoppel Certificate.

Tenant agrees that it will, from time to time upon request by Landlord and within fifteen (15) days of such request, cooperate and execute and deliver to such persons as Landlord shall request an estoppel certificate in recordable form certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, that this Lease is in full force and effect as so modified), stating the dates to which rent and other charges payable under this Lease have been paid, stating that, to the best knowledge of Tenant, Landlord is not in default hereunder (or if Tenant alleges a default, stating the nature of such alleged default) and further stating such other matters as Landlord shall reasonably require. In the event that Tenant should fail to execute any such estoppel certificate within fifteen (15) days after requested by Landlord, Tenant shall be deemed to have approved the contents of such estoppel certificate in the form submitted to Tenant by Landlord, and Landlord is hereby authorized to so certify.

34. Attorneys' Fees.

In the event either party defaults in the performance of any of the terms of this Lease and the other party employs attorney(s) in connection therewith, the defaulting party agrees to pay the prevailing party's reasonable attorneys' fees (calculated at such attorneys' reasonable and customary hourly rates and without regard to the amount in controversy) and costs of litigation.

35. No Implied Waiver.

The failure of Landlord to insist at any time upon the strict performance of any covenant or agreement herein or to exercise any option, right, power or remedy contained in this Lease shall not be construed as a waiver or a relinquishment thereof for the future. No payment by Tenant or receipt by Landlord of a lesser amount than the monthly installment of rent due under this Lease shall be deemed to be other than on account of the earliest rent due hereunder, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such rent or to pursue any other remedy in this Lease provided.

36. Personal Liability.

The liability of Landlord to Tenant for any default by Landlord under the terms of this Lease shall be limited to the equity of Landlord in the Building and the Land, and Tenant agrees to look solely to Landlord's equity in the Building and the Land for recovery of any judgment from Landlord, it being intended that neither Landlord nor the shareholders, parents, affiliates, partners, members, or owners of Landlord shall be personally liable for any judgment or deficiency.

37. Notices.

Any notice in this Lease provided for must, unless otherwise expressly provided herein, be in writing, and may, unless otherwise in this Lease expressly provided, be given or be served by depositing the same in the United States mail, postpaid and certified or registered and addressed to the party to be notified, with return receipt requested, or by delivering the same in person to an officer of such party, or by prepaid telegram or overnight delivery service (*e.g.*, Federal Express), or by sending the same by facsimile (with the original being sent by one of the other permitted means), addressed to the party to be notified at the applicable address stated in the Lease Summary or such other address, notice of which has been given to the other party pursuant to this Paragraph 37. Notice deposited in the mail in the manner hereinabove described shall be effective from and after the expiration of three (3) calendar days after it is so deposited. Notice by personal delivery shall be effective on the day of personal delivery. Notice by prepaid telegram or overnight delivery service shall be effective on the first business day after said notice is sent. Notice by facsimile shall be effective on the day sent by facsimile (provided the original is sent by one of the other permitted means).

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38. Severability.

If any term or provision of this Lease, or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Lease shall be valid and enforced to the fullest extent permitted by law, notwithstanding the invalidity of any other term or provision hereof.

39. Recordation.

Tenant agrees not to record this Lease; provided, however, Landlord shall execute and deliver a memorandum of this Lease, in recordable form, and suitable to provide record notice of this Lease.

40. Governing Law.

This Lease and the rights and obligations of the parties hereto shall be interpreted, construed, and enforced in accordance with the laws of the State of North Carolina.

41. Force Majeure.

Whenever a period of time is herein prescribed for the taking of any action by Landlord, Landlord shall not be liable or responsible for, and there shall be excluded from the computation of such period of time, any delays due to any condition, matter or circumstance beyond the reasonable control of Landlord (collectively, "Force Majeure Matters"; each, a "Force Majeure Matter"), including, without limitation, the following: strikes; defaults or failures to perform by contractors or subcontractors; unavailability of materials; lockouts; acts of God; governmental restrictions, war or enemy action or invasion; civil commotion; insurrection; riot; mob violence; malicious mischief or sabotage; fire or any other casualty; adverse weather conditions or unusual inclement weather; a condemnation; failure of a governmental instrumentality to act in a timely fashion; any litigation or other legal proceeding which delays the approval of plans or the issuance of any grading or building permit for construction, including, without limitation, the issuance of an injunction enjoining such approval and/or issuance, as the case may be; any law, order or regulation of any governmental, quasi-governmental, judicial or military authority; or other similar cause. Without limiting the generality of the foregoing, in the event a Force Majeure Matter affects Landlord's construction and delivery obligation(s) relative to the Premises under this Lease, at Landlord's option, the Commencement Date shall be extended by the same number of days as the number of days of delay caused by such Force Majeure Matter on the critical path of completing such construction and delivery obligation(s).

42. Time of Performance.

Except as expressly otherwise herein provided, with respect to all required acts of Tenant and Landlord, time is of the essence of this Lease.

43. Transfers by Landlord.

Landlord shall have the right to transfer and assign, in whole or in part, all its rights and obligations hereunder and in the Building and property referred to herein, and in such event and upon such transfer Landlord shall be released from any further obligations hereunder, and Tenant agrees to look solely to such successor in interest of Landlord for the performance of such obligations, except

23

those obligations of Landlord with respect to which a default exists as of the effective date of such transfer or assignment.

44. Commissions.

Landlord warrants and represents to Tenant that Landlord has not engaged or contracted with any person, firm or entity to serve or act as a broker, agent or finder, other than Broker (if any), for the purpose of leasing the Premises or in regard to this Lease. Tenant warrants and represents to Landlord that Tenant has not engaged, contracted with or dealt with any person, firm or entity (other than Broker, if any) to serve or act as a broker, agent or finder for the purpose of leasing the Premises or in regard to this Lease. Landlord agrees to be solely responsible for the payment of any commission to Broker (if any) relating to this Lease pursuant to a separate agreement between Landlord and Broker (if any). Tenant shall and does hereby indemnify and hold harmless Landlord from and against any claim for any consulting fee, finder's fee, commission, or like compensation, including reasonable attorneys' fees in defense thereof, payable in connection with this Lease and asserted by any party arising out of any act or agreement by Tenant, excluding the commission payable by Landlord to Broker (if any) as described above. Landlord shall and does hereby indemnify and hold harmless Tenant from and against any claim for any consulting fee, finder's fee, commission, or like compensation, including reasonable attorneys' fees in defense thereof, payable in connection with this Lease and asserted by any party arising out of any act or agreement by Landlord (including the commission payable by Landlord to Broker, if any, as described above).

45. Effect of Delivery of this Lease.

Landlord has delivered a copy of this Lease to Tenant for Tenant's review only, and such delivery does not constitute an offer to Tenant or an option in favor of Tenant. This Lease shall not be effective until an original executed by both Landlord and Tenant is delivered to and accepted by Landlord.

46. Real Estate Investment Trust.

During the Lease Term, should a real estate investment trust become Landlord hereunder, all provisions of this Lease shall remain in full force and effect except as modified by this Paragraph 46. If Landlord in good faith determines that its status as a real estate investment trust under the provisions of the Internal Revenue Code of 1986, as heretofore or hereafter amended, will be jeopardized because of any provision of this Lease, Landlord may request reasonable amendments to this Lease and Tenant will not unreasonably withhold, delay or defer its consent thereto, provided that such amendments do not (a) increase the monetary obligations of Tenant pursuant to this Lease or (b) in any other manner adversely affect Tenant's interest in the Premises.

47. Hazardous Materials.

47.1   To the best of Landlord's knowledge (without any inquiry or investigation), no chemical substances, asbestos or asbestos-containing materials, formaldehyde, polychlorinated biphenyls, and no toxic, carcinogenic, radioactive, dangerous or hazardous material, substance, waste, contaminant, or pollutant regulated now or hereafter by any governmental entity or agency (collectively, "Hazardous Materials") currently exist in the Building or on the Land or previously existed on the Land in violation of applicable governmental regulation. Throughout the Lease Term, Landlord shall not knowingly cause, permit or allow any Hazardous Materials to be placed, stored, dumped, dispensed, released, discharged, used, sold, transported, or located on or within any portion of the Premises, the Building or the Land by itself or its servants, agents, and employees; provided, how-

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ever, minor quantities of Hazardous Materials may be used or stored in the Building and on the Land for cleaning purposes, in connection with the use of office equipment and the normal operation of offices by tenants and occupants of the Building and in connection with construction and maintenance activities relating to the Building and the Land, so long as such quantities and the use thereof are permitted by or are exempt from applicable governmental regulation. Landlord agrees to promptly clean up any Hazardous Materials (other than those permitted above) which are placed in the Building or on the Land by Landlord or its servants, agents and employees and to remediate and remove any such contamination of the Building and/or the Land resulting from the acts of Landlord and its servants, agents and employees, at Landlord's cost and expense, in compliance with all applicable laws, ordinances, rules and regulations then in effect, at no cost or expense to Tenant.

47.2   Throughout the Lease Term, Tenant shall not knowingly cause, permit or allow any Hazardous Materials to be placed, stored, dumped, dispensed, released, discharged, used, sold, transported, or located on or within any portion of the Premises, the Building or the Land by itself or its servants, agents, employees, contractors, subcontractors, licensees, assignees or subtenants; provided, however, minor quantities of Hazardous Materials may be used or stored in the Premises for cleaning purposes only or in connection with the use of office equipment and the normal operation of Tenant's office only, so long as such quantities and the use thereof are permitted by or are exempt from applicable governmental regulation. Tenant agrees to give Landlord prompt written notice of any discovery, discharge, release or threatened discharge or threatened release of any Hazardous Materials on or about the Premises, the Building or the Land. Tenant agrees to promptly clean up any Hazardous Materials which are placed in the Premises or on the Land by Tenant or its servants, agents, employees, contractors, subcontractors, licensees, assignees or subtenants and to remediate and remove any such contamination relating to the Premises, the Building and/or the Land, as appropriate, at Tenant's cost and expense, in compliance with all applicable laws, ordinances, rules and regulations then in effect and to Landlord's satisfaction, at no cost or expense to Landlord. Additionally, Tenant hereby agrees to indemnify and hold harmless Landlord and Landlord's partners, officers, directors, members, affiliates, employees and agents from and against all loss, cost, damage, liability and expense (including attorneys' fees and expenses) arising from or relating to any Hazardous Materials which are placed in the Premises or the Building or on the Land by Tenant or its servants, agents, employees, contractors, subcontractors, licensees, assignees or subtenants.

47.3   The terms and provisions in this Paragraph 47 shall survive the termination or earlier expiration of this Lease.

48.   Landlord's Right of Relocation.

At any time after the Lease Date and continuing throughout the Lease Term, Landlord shall be entitled, upon not less than ninety (90) days written notice to Tenant, to cause Tenant to relocate from the Premises to other space similar in size on the first (1st) floor of the Building or on the first (1st) floor of another Coliseum Centre Building (a "Relocation Space"). Landlord or any third party tenant replacing Tenant in the Premises shall (i) pay all out-of-pocket expenses reasonably incurred by Tenant and paid to professional movers in physically packing and moving Tenant's personal property and equipment to the Relocation Space, (ii) furnish the Relocation Space with upfitting improvements comparable (or at Landlord's option, better) in quality than those in the Premises, and (iii) pay all reasonable expenses for Tenant's new stationery and business cards. Such a relocation shall not terminate or otherwise affect or modify this Lease, except that from and after the date of such relocation, "Premises" shall refer to the Relocation Space into which Tenant has been moved, rather than the original Premises as herein defined.

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49. Evidence of Authority.

If requested by Landlord, Tenant shall furnish appropriate legal documentation evidencing the valid existence and good standing of Tenant and the authority of any parties signing this Lease to act for Tenant. By signing this Lease on Tenant's behalf, the signatory for Tenant hereby represents the truth of such facts to Landlord.

50. Survival of Obligations.

Notwithstanding any term or provision in this Lease to the contrary, any liability or obligation of Landlord or Tenant arising during or accruing with respect to the Lease Term shall survive the expiration or earlier termination of this Lease, including, without limitation, obligations and liabilities relating to (i) rent payments, (ii) the condition of the Premises and the removal of Tenant's property, and (ii) indemnity and hold harmless provisions in this Lease.

51. Confidentiality.

Tenant agrees, on behalf of Tenant and Tenant's employees, agents, contractors, consultants, partners, affiliates, assignees and subtenants, not to disclose the terms of this Lease or the results of any audit of Landlord's books and records under this Lease to any third party except (i) legal counsel to Tenant, (ii) any assignee of Tenant's interest in this Lease or any subtenant of Tenant relative to the Premises (or any portion thereof), (iii) as required by applicable law or by subpoena or other similar legal process, or (iv) for financial reporting purposes.

52. Alternate Dispute Resolution.

52.1   Except for the Excluded Issues (as defined herein), any controversy, dispute or claim arising out of this Lease or the breach or alleged breach of this Lease shall be settled by arbitration in Charlotte, North Carolina, in accordance with the Commercial Arbitration Rules of the American Arbitration Association currently in effect (unless the parties mutually agree otherwise). The award rendered by the arbitrator or arbitrators shall be final and any judgment upon the award rendered by the arbitrator or arbitrators shall be entered in a state court in Mecklenburg County, North Carolina. The party hereunder demanding arbitration of any controversy, dispute or claim arising out of this Lease or any breach or alleged breach of this Lease shall file a written notice of such demand with the other party and with the American Arbitration Association. Such written notice shall be given not later than sixty (60) days after the controversy, dispute or claim arises or the breach or alleged breach of this Lease occurs, and the three (3) year statute of limitations specified in North Carolina General Statutes Section 1-52(1) shall apply. Any arbitration under or related to this Lease may include any other party that is or may be involved in the controversy, dispute, claim or breach or alleged breach that is the subject matter of the arbitration proceeding. Provided, however, and notwithstanding the foregoing to the contrary, the following matters and issues (the "Excluded Issues") shall be excluded from the mandatory arbitration provisions of this Paragraph 52:

52.1.1   Landlord's exercise of its rights and remedies provided for under this Lease solely to gain possession of the Premises or solely to terminate Tenant's right of possession to the Premises, which disputes shall be resolved in state court in Mecklenburg County, North Carolina, subject to appeal pursuant to applicable law; and

52.1.2   Disputes regarding whether arbitration hereunder of a particular controversy, dispute or claim arising out of this Lease or the breach or alleged breach of this Lease is barred by the three (3) year statute of limitations specified in North Carolina General Stat-

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utes Section 1-52(1), which disputes relating to whether the statute of limitations is a bar to a particular controversy, dispute or claim shall be resolved in state court in Mecklenburg County, North Carolina, subject to appeal pursuant to applicable law.

52.2   Except with regard to the Excluded Issues (which shall be resolved as provided in Paragraph 52.1.1 and Paragraph 52.1.2 herein), Landlord and Tenant hereby irrevocably waive any and all rights they may have to resolve any controversy, dispute or claim arising out of this Lease or the breach or alleged breach of this Lease in a manner that is inconsistent with the provisions of this Paragraph 52.

52.3   Neither the parties to this Lease nor the arbitrator or arbitrators may make any public disclosure of (i) the existence of any controversy, dispute or claim arising out of this Lease or the breach or alleged breach of this Lease, (ii) the existence of an arbitration proceeding under this Lease or (iii) the results of any arbitration proceeding under this Lease, unless Landlord and Tenant both consent in writing to such public disclosure. Provided, however, the prohibition in this Paragraph 52.3 shall not be deemed or construed to prevent or impede the entry of any judgment upon an award rendered by the arbitrator or arbitrators in a state court in Mecklenburg County, North Carolina, as contemplated in Paragraph 52.1 herein.

53.   Miscellaneous Provisions.

The entire agreement, intent and understanding between Landlord and Tenant is contained in the provisions of this Lease and the exhibits attached hereto; and any stipulations, representations, promises or agreements, written or oral, made prior to or contemporaneously with this Lease shall have no legal or equitable effect or consequence unless reduced to writing herein or in the exhibits attached hereto. This Lease may not be modified except by a written instrument by the parties hereto. The terms "Landlord" and "Tenant" and all pronouns relating thereto shall be deemed to mean and include corporations, partnerships and individuals as may fit the context, and the masculine gender shall be deemed to include the feminine and the neuter, and the singular number, the plural.

54.   Special Stipulations.

The special stipulations, if any, set forth on Exhibit F attached to this Lease are incorporated herein by reference. If there is no Exhibit F attached to this Lease, there are no such special stipulations. Such special stipulations shall control if in conflict with any of the foregoing provisions of this Lease.

[SIGNATURES BEGIN ON FOLLOWING PAGE]

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IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease in multiple original counterparts as of the day and year first above written.

LANDLORD:

CRESCENT RESOURCES, INC., a South Carolina corporation

[CORPORATE SEAL]

ATTEST:


_____ Secretary

By:  _____
Name: ROBERT J. HOLMES JR
Title: VICE _____ President

TENANT:

STRATEGIC TECHNOLOGIES, INC., a North Carolina corporation

[CORPORATE SEAL]

ATTEST:


_____ Secretary

By:  _____
Name: _____
Title: _____ President

28

1704439.04
LIB: CH

EXHIBIT A

Description of Land

Land is shown
cross-hatched



A-1

1619417.02
LIB: CH

EXHIBIT B

DESIGNATION OF PREMISES


Crescent Resources, Inc.
First Floor Lease Log
Six Coliseum Centre
Charlotte, North Carolina
Little & Associates Architects

EXHIBIT C

Construction of Improvements

1. <u>Building Shell Improvements</u>. Landlord, at Landlord's sole cost, shall complete or has completed the following as part of the Building Shell Improvements:

    - 2' x 2' ceiling grid installed at 9' above the finished floor
    - 2' x 2' tegular acoustical ceiling tile (to be stacked on the floor in the Premises)
    - columns wrapped with drywall
    - high efficiency 2' x 4', 3 lamp fixtures with 18-cell parabolic lenses and lights at a ratio of one fixture per 75 square feet of Premises Net Usable Area (to be stacked on the floor in the Premises)
    - low pressure and medium pressure duct work
    - interior VAV boxes installed with thermostats at the rate of approximately one (1) per 2,665 usable square feet
    - perimeter VAV boxes installed to perimeter slot diffusers at the rate of approximately one (1) per 2,190 usable square feet
    - Building standard fire sprinkler system (in accordance with applicable code requirements), with heads turned up
    - demising walls: Landlord shall pay for the cost of the demising walls between the Premises and the Common Areas and Tenant shall pay for one-half of the cost of the demising walls between the Premises and other tenant space in the Building
    - blinds for exterior windows

2. <u>Preparation and Approval of Tenant Improvements Plans and Specifications</u>. As soon as reasonably practicable following the Lease Date, Landlord shall proceed, at Landlord's cost and expense, to have Landlord's architect prepare a draft of the Tenant Improvements Plans and Specifications and shall deliver a complete copy of the Tenant Improvements Plans and Specifications to Tenant for Tenant's review and approval. In accordance with <u>Paragraph 9</u> in the Lease, the costs and expenses incurred by Tenant and Landlord in preparing and finalizing the Tenant Improvements Plans and Specifications shall be funded from the Space Planning and Design Allowance. Provided, however, any such costs incurred which exceed the Space Planning and Design Allowance shall be the sole responsibility of Tenant and shall be paid by Tenant to Landlord (as Additional Rent) within thirty (30) days of Tenant's receipt of an invoice therefor from Landlord. Tenant shall review the draft of the Tenant Improvements Plans and Specifications and shall notify Landlord in writing within five (5) business days after Tenant's receipt of same as to whether Tenant approves the Tenant Improvements Plans and Specifications; and if Tenant does not approve the Tenant Improvements Plans and Specifications, such written notice from Tenant to Landlord shall provide Tenant's specific and detailed comments and suggestions which, if incorporated in the Tenant Improvements Plans and Specifications, would render the Tenant Improvements Plans and Specifications acceptable to Tenant. Landlord and Tenant shall cooperate with one another in good faith to reach agreement regarding the Tenant Improvements Plans and Specifications as soon as practicable, and in any event Tenant shall approve the Tenant Improvements Plans and Specifications if they are prepared in accordance with and consistent with the preliminary plans and specifications which are attached as <u>Exhibit I</u> to the Lease. In the event Landlord and Tenant are unable, after complying with the foregoing terms and provisions in this <u>Paragraph 2</u>, to reach agreement regarding the Tenant Improvements Plans and Specifications within fifteen (15) business days after the date on which Landlord initially delivers the draft of the Tenant Improvements Plans and Specifications to Tenant pursuant to

this Paragraph 2, then until such time as Landlord and Tenant succeed in reaching agreement relative to the Tenant Improvements Plans and Specifications, either Landlord or Tenant shall be entitled to submit the issue(s) in dispute to arbitration under the provisions in Paragraph 52 in the Lease (provided the Expedited Procedures provisions of the Commercial Arbitration Rules of the American Arbitration Association currently in effect, unless the parties mutually agree otherwise, shall be employed to resolve such dispute).

EXHIBIT D

Cleaning and Janitorial Services

LANDLORD SHALL FURNISH CLEANING AND JANITORIAL SERVICES TO THE PREMISES AS DESCRIBED BELOW:

<u>DAILY</u> (Monday - Friday):

- Sweep, dry mop or vacuum, as appropriate, all floor areas; remove material such as gum and tar which has adhered to the floor.

- Empty and damp wipe all ash trays, waste baskets and containers, remove all trash from the leased premises.

- Dust all cleared horizontal surfaces with treated dust cloth, including furniture, files, telephones, equipment that can be reached without a ladder.

- Spot wash to remove smudges, marks and fingerprints from such areas that can be reached without a ladder.

- Clean water fountains, cafeteria tables and chairs.

- Damp mop all non-resilient floors such as terrazzo and ceramic tile.

- Clean freight and passenger elevator cabs and landing doors.

- Clean mirrors, soap dispensers, shelves, wash basins, exposed plumbing, dispenser and disposal container exteriors, damp wipe all ledges, toilet stalls and toilet doors.

- Clean toilets and urinals with detergent disinfectants.

- Furnish and refill all soap, toilet, sanitary napkin and towel dispensers.

- Spot clean carpet stains.

- Wash glass in Building directory, entrance doors and frames.

- Remove all litter from the parking lot and grounds.

<u>WEEKLY</u>:

- Dust vertical blinds and louvers.

- Spot wash interior partition glass and door glass to remove smudge marks.

- Sweep all stairs areas.

- Dust all baseboards.

D-1

FORM 1594178.03
Six Coliseum Centre (ES)

- Vacuum or brush all fabric covered chairs.

MONTHLY:

- Scrub and recondition resilient floor areas.

- Wash all stairwell landings and treads.

- Wash all interior glass both sides.

QUARTERLY:

- High dust all horizontal and vertical surfaces not reached in nightly cleaning.

- Vacuum all ceiling and wall air supply and exhaust diffusers and grills.

- Wash and polish vertical terrazzo and marble surfaces.

- Spot clean carpeted areas.

SEMI-ANNUALLY:

- Vacuum drapes, cornices and wall hangings.

- Dust all storage areas and shelves and contents.

- Damp wash diffusers, grills, and other such items.

ANNUALLY (or earlier as needed):

- Strip and refinish all resilient floors.

- Wash all building exterior glass both sides.

- Clean light fixtures, reflectors, globes, diffusers and trim.

- Wash walls in corridors, lounges, classrooms, demonstration areas, cafeterias, break rooms, washrooms.

- Clean all vertical surfaces not attended to during nightly, weekly, quarterly or semi-annually cleaning.

Landlord will provide a day porter for use throughout the Building on business days, Monday through Friday.

1704439.04
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FORM 1594178.03
Six Coliseum Centre (ES)

EXHIBIT E

Rules and Regulations

1.   Sidewalks, doorways, vestibules, halls, stairways, and similar areas shall not be obstructed nor shall refuse, furniture, boxes or other items be placed therein by any tenant or its officers, agents, servants, and employees, or be used for any purpose other than ingress and egress to and from premises in the Building, or for going from one part of the Building to another part of the Building. Canvassing, soliciting and peddling in the Building are prohibited.

2.   Plumbing, fixtures and appliances shall be used only for the purposes for which constructed, and no unsuitable material shall be placed therein.

3.   No signs, directories, posters, advertisements, or notices shall be painted or affixed on or to any of the windows or doors, or in corridors or other parts of the Building, except in such color, size, and style, and in such places, as shall be first approved in writing by Landlord in its discretion. However, the prohibition in the immediately preceding sentence shall not limit or restrict any tenant's right to maintain within the premises occupied by such tenant any signs, directories, posters, advertisements, or notices so long as such items are not visible from the exterior of the premises occupied by such tenant or from the Common Areas of the Building. Building standard suite identification signs will be prepared by Landlord at each tenant's expense. Landlord shall have the right to remove all unapproved signs without notice to any tenant, at the expense of the responsible tenant.

4.   No tenant shall do, or permit anything to be done, in or about the Building, or bring or keep anything therein, that will in any way increase the rate of fire or other insurance on the Building, or on property kept therein or otherwise increase the possibility of fire or other casualty.

5.   Landlord shall have the power to prescribe the weight and position of heavy equipment or objects which may overstress any portion of the floor. All damage done to the Building by the improper placing of such heavy items will be repaired at the sole expense of the responsible tenant.

6.   Each tenant shall notify the Building manager when safes or other heavy equipment are to be taken in or out of the Building, and the moving shall be done after written permission is obtained from Landlord on such conditions as Landlord shall require.

7.   All deliveries must be made via the service entrance and service elevator, when provided, during normal working hours. Landlord's written approval must be obtained for any delivery after normal working hours.

8.   Each tenant shall cooperate with Landlord's employees in keeping such tenant's premises neat and clean.

9.   Each tenant shall not cause or permit any improper noises in the Building, allow any unpleasant odors to emanate from the Premises, or otherwise interfere, injure or annoy in any way other tenants or persons having business with them. However, Landlord acknowledges that, if permitted by the applicable lease, a tenant may operate a food services facility within the premises of such tenant for the sole use and benefit of the occupants of such premises and that such food services facility may emit odors normally associated with the operation of such on-site food services facilities.

E-1

10.   No animals shall be brought into or kept in or about the Building.

11.   When conditions are such that a tenant must dispose of crates, boxes, etc. on the sidewalk, it will be the responsibility of such tenant to dispose of same prior to 7:30 a.m. or after 5:30 p.m.

12.   No machinery of any kind, other than ordinary office machines such as typewriters, information processing systems, copy machines, communications equipment and calculators, shall be operated in any premises in the Building without the prior written consent of Landlord, nor shall any tenant use or keep in the Building any inflammable or explosive fluid or substance (including Christmas trees and ornaments), or any illuminating materials. No space heaters or fans shall be operated in the Building.

13.   No motorcycles or similar vehicles will be allowed in the Building.

14.   No nails, hooks, or screws shall be driven into or inserted in any part of the Building, except as approved by Building maintenance personnel. Notwithstanding the foregoing, a tenant may decorate the interior of such tenant's premises at such tenant's sole discretion provided such decorations do not impact the structural integrity of the Building and cannot be seen from the exterior of the Building or from any Common Areas of the Building.

15.   Landlord has the right to evacuate the Building in the event of an emergency or catastrophe.

16.   No food and/or beverages shall be distributed from any tenant's office without the prior written approval of the Building manager. But a tenant may prepare coffee and similar beverages and warm typical luncheon items for the consumption of such tenant's employees and invitees. Furthermore, Landlord acknowledges that, if permitted by the applicable lease, a tenant may operate a food services facility within the premises of such tenant for the sole use and benefit of the occupants of such premises.

17.   No additional locks shall be placed upon any doors without the prior written consent of Landlord. All necessary keys or access cards or codes shall be furnished by Landlord, and the same shall be surrendered upon termination of the applicable lease, and each tenant shall then give Landlord or Landlord's agent an explanation of the combination of all locks on the doors or vaults. Replacement access cards or codes (*i.e.*, replacements for access cards or codes previously issued by Landlord) shall be obtained only from Landlord, and Tenant shall pay to Landlord (as Additional Rent, within thirty (30) days after Tenant receives an invoice therefor) Fifteen and No/100 Dollars ($15.00) for each access code or card in excess of the Access Card Allotment which is issued to Tenant during the Lease Term.

18.   Tenants will not locate furnishings or cabinets adjacent to mechanical or electrical access panels or over air conditioning outlets so as to prevent operating personnel from servicing such units as routine or emergency access may require. Cost of moving such furnishings for Landlord's access will be for the responsible tenant's account. The lighting and air conditioning equipment of the Building will remain the exclusive charge of the Building designated personnel.

19.   Each tenant shall comply with reasonable parking rules and regulations as may be posted and distributed by Landlord from time to time.

1704439.04
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FORM 1594178.03
Six Coliseum Centre (ES)

20.   No portion of the Building shall be used for the purpose of lodging rooms.

21.   Prior written approval, which shall be at Landlord's sole discretion, must be obtained for installation of window shades, blinds, drapes, or any other window treatment of any kind whatsoever. Landlord will control all internal lighting that may be visible from the exterior of the Building and shall have the right to change any unapproved lighting, without notice to the responsible tenant, at the responsible tenant's expense.

22.   No tenant shall make any changes or alterations to any portion of the Building without Landlord's prior written approval, which may be given on such conditions as Landlord may elect. All such work shall be done by Landlord or by licensed contractors and/or workmen.

1704439.04
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FORM 1594178.03
Six Coliseum Centre (ES)

EXHIBIT F

Special Stipulations

1. <u>Conditions Subsequent</u>. Landlord and Tenant understand and agree that the enforceability of the Lease to which this exhibit is attached is contingent upon the unconditional execution and delivery by Metters Industries, Inc. and Landlord of an agreement (the "Metters Lease Termination Agreement") terminating, effective prior to the Commencement Date hereunder, that certain lease agreement (the "Metters Lease") relating to an approximately 3,002 rentable square foot space in the Building (such space shall be referred to herein as the "As-Is Space"), which As-Is Space comprises a portion of the Premises hereunder and is more particularly described on <u>Exhibit J</u> attached to the Lease and incorporated herein by reference. If the contingency set forth in the immediately preceding sentence is not satisfied (for any reason or no reason) by the date that is five (5) business days after the Lease Date, Landlord shall so notify Tenant and the Lease to which this exhibit is attached shall (immediately upon the giving of such notice by Landlord to Tenant) become null and void and of no further force and effect.

2. <u>As-Is Space</u>. Landlord and Tenant acknowledge and agree that, notwithstanding anything contained in the Lease or any exhibit thereto to the contrary, the As-Is Space shall be delivered by Landlord to Tenant and accepted by Tenant from Landlord as of the Commencement Date in its "AS IS, WHERE IS AND WITH ALL FAULTS" condition, and without any obligation on Landlord's part to make any repairs or install any improvements therein or with respect thereto (in this regard, Landlord and Tenant acknowledge and agree that the Tenant Improvements refer to improvements to be installed in only that portion of the Premises other than the As-Is Space and that the Tenant Improvements Plans and Specifications refer to the plans and specifications for improvements to be installed in only that portion of the Premises other than the As-Is Space).

3. <u>Early Access to Premises</u>. As contemplated in <u>Paragraph 3</u> in the Lease and subject to Tenant Delay Factors, Landlord shall allow Tenant and Tenant's agents, employees and contractors to access the Premises for seven (7) days prior to the Commencement Date for the purpose of installing Tenant's equipment and furniture in the Premises and moving into the Premises. Provided, however, in connection with such access to the Premises by Tenant and Tenant's agents, employees and contractors prior to the Commencement Date, the following terms and provisions shall apply:

    (a) Tenant shall cause its agents, employees and contractors to conduct their activities in the Premises in such a manner as to not interfere with or impede the completion of the Tenant Improvements.

    (b) In general, the obligations of Tenant under the Lease (except for rent payment obligations) shall apply relative to any early access to the Premises under this <u>Paragraph 3</u> and under <u>Paragraph 3</u> in the Lease. Without limiting the generality of the foregoing, the terms and provisions of <u>Paragraphs 11.3</u>, <u>20</u>, <u>21</u>, <u>22</u>, <u>23</u>, and <u>24</u> in the Lease shall be fully applicable relative to such early access to the Premises; and during such pre-Commencement Date period, Tenant shall bear the burden of the risk of loss of Tenant's personal property, trade fixtures and equipment, whether by theft, casualty or otherwise.

    (c) Tenant shall not conduct business in the Premises prior to the Commencement Date.

1704439.04
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FORM 1594178.03
Six Coliseum Centre (ES)

EXHIBIT G

Depiction of Entrance Driveway



Entrance Driveway is shown
cross-hatched

1619417.02
LIB: CH

FORM 1594178.01

EXHIBIT H

Commencement Date Stipulation

Pursuant to that certain Lease Agreement (the "Lease") between CRESCENT RESOURCES, INC. (the "Landlord") and STRATEGIC TECHNOLOGIES, INC. (the "Tenant") dated as of _____, 1999, for certain premises in the Six Coliseum Centre Office Building located at 2815 Coliseum Centre Drive, Charlotte, North Carolina, Landlord and Tenant hereby stipulate and certify that:

1. The Commencement Date under the Lease is _____, 199__, and the expiration date of the Lease Term is _____, ____.

2. Tenant's obligation to pay Rent under the Lease commenced on the Commencement Date.

The terms and provisions of this Commencement Date Stipulation are hereby incorporated into the Lease and modify any and all provisions to the contrary contained therein.

Executed under seal as of the _____ day of _____, 199__.

TENANT:

STRATEGIC TECHNOLOGIES, INC., a North Carolina corporation

[CORPORATE SEAL]

ATTEST:

By:_____
Name:_____
Title:_____ President

_____ Secretary

LANDLORD:

CRESCENT RESOURCES, INC., a South Carolina corporation

[CORPORATE SEAL]

ATTEST:

By: _____
Name: _____
Title: _____ President

_____ Secretary

H-1

1704439.04
LIB: CH

EXHIBIT J

DESIGNATION OF AS-IS SPACE



Crescent Resources, Inc.

First Floor Lease Log
Six Coliseum Centre
Charlotte, North Carolina

Little & Associates Architects

EXHIBIT I

PRELIMINARY TENANT IMPROVMENTS

PLANS AND SPECIFICATIONS



EXHIBIT A

RELEASED SPACE



Released Space

EXHIBIT B

1) Install antistatic VCT, six (6) 20 Amp boxes + relocate AC duct in Network Room.

2) Install electrical/Data floor box in rooms as shown with ☒

Replace Glass
Wall w/ sheetrock

STAIR 2

Network
Room

Whiteboard wall

brace for screen
+ projector

Lockset

Whiteboard
Wall

LG
8/12/05

Six Coliseum Centre
First Floor – Suite 180 – 6,324 RSF

Scale: 3/32" = 1'-0"

NW# 04-195
2 Aug 05



STATE OF NORTH CAROLINA

COUNTY OF MECKLENBURG

FIRST AMENDMENT TO
LEASE AGREEMENT

THIS FIRST AMENDMENT TO LEASE AGREEMENT (this "First Amendment") is made and entered as of the 1st day of November, 1999, between **CRESCENT RESOURCES, INC.**, a South Carolina corporation (hereinafter referred to as the "Landlord"), and **STRATEGIC TECHNOLOGIES, INC.**, a North Carolina corporation (hereinafter referred to as the "Tenant").

WITNESSETH:

WHEREAS, Landlord and Tenant entered into that certain Lease Agreement dated as of August 24, 1999 (the "Lease"), for the lease of 9,326 rentable square feet of space on the first (1st) floor of the building known as Six Coliseum Centre located at 2815 Coliseum Centre Drive, Charlotte, North Carolina (the "Building");

WHEREAS, Tenant and Landlord desire to enter into this First Amendment for the purpose of setting forth their agreements and understandings relating to certain matters, including an increase in Tenant's Base Rental in order to account for an amortization of the payment of certain Excess Costs over the remainder of the Lease Term; and

WHEREAS, the defined terms used in this First Amendment, as indicated by the initial capitalization thereof, shall have the same meaning ascribed to such terms in the Lease, unless otherwise specifically defined herein;

NOW, THEREFORE, for and in consideration of the premises and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree to amend the Lease as follows:

1.   Notwithstanding the terms of the Lease Summary and/or the terms of Paragraph 1.4 and Paragraph 6 of the Lease to the contrary, commencing as of November 1, 1999, the Base Rental due from Tenant to Landlord under the Lease shall be as follows:

Time Period	Annual Rate	Monthly Rate
11/1/99 – 10/3/00	$ 184,175.98	$ 15,348.00
10/4/00 – 10/3/01	$ 188,745.72	$ 15,728.81
10/4/01 – 10/3/02	$ 193,475.40	$ 16,122.95
10/4/02 – 10/3/03	$ 198,370.62	$ 16,530.88
10/4/03 – 10/31/04	$ 203,437.16	$ 16,953.10

2.   The parties hereby confirm that the Commencement Date was October 4, 1999.

3.   The Lease, as amended by this First Amendment, shall remain enforceable in accordance with its terms. Except as amended by this First Amendment, the terms and provisions of the Lease are hereby ratified and affirmed in all respects.

IN WITNESS WHEREOF, Landlord and Tenant have executed this First Amendment in multiple original counterparts as of the day and year first above written.

LANDLORD:

CRESCENT RESOURCES, INC., a South Carolina corporation

[CORPORATE SEAL]

ATTEST:

By: _____

Name: _____

Title: _____President

_____
_____ Secretary

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

1753754.01
LIB: CH

[CORPORATE SEAL]

ATTEST: _____
_____ Secretary

TENANT:

STRATEGIC TECHNOLOGIES, INC., a North
Carolina corporation

By: _____
Name: _____
Title: _____ President

3

SECOND AMENDMENT TO
LEASE AGREEMENT

between

COLISEUM TRANSFER INC.
(Landlord)

and

STRATEGIC TECHNOLOGIES, INC.
(Tenant)

for Premises in

Six Coliseum Centre Office Building
Charlotte, North Carolina

STATE OF NORTH CAROLINA

COUNTY OF MECKLENBURG

SECOND AMENDMENT TO LEASE AGREEMENT

THIS SECOND AMENDMENT TO LEASE AGREEMENT (this "Second Amendment") is made and entered as of the 21 day of October, 2004 (the "Second Amendment Effective Date"), between **COLISEUM TRANSFER INC.**, a Delaware corporation (hereinafter referred to as the "Landlord"), and **STRATEGIC TECHNOLOGIES, INC.**, a North Carolina corporation (hereinafter referred to as the "Tenant").

WITNESSETH:

WHEREAS, Tenant and Crescent Resources, Inc. (now known as Crescent Resources, LLC, and hereinafter referred to as "Crescent") entered into that certain Lease Agreement dated as of August 24, 1999 (the "Lease") for the lease of space by Tenant from Crescent, and the lease of space by Crescent to Tenant, in the Building commonly known as Six Coliseum Centre in Charlotte, North Carolina;

WHEREAS, Tenant and Crescent entered into that certain First Amendment to Lease Agreement dated November 1, 1999 (the "First Amendment") to set forth certain understandings and agreement between Tenant and Crescent relative to the Lease;

WHEREAS, Acquiport Coliseum Centre, Inc. ("Acquiport) subsequently acquired title to the Land and the Building from Crescent and assumed all of Crescent's rights and obligations under the Lease;

WHEREAS, Acquiport was merged into New Coliseum Properties, Inc. ("NCPI") on February 11, 2002, with NCPI being the surviving corporation;

WHEREAS, Landlord acquired title to the Land and the Building from NCPI by deed dated February 13, 2002 (and recorded in the Office of the Mecklenburg County Register of Deeds on February 14, 2002) and has assumed all of NCPI's rights and obligations under the Lease;

WHEREAS, Tenant and Landlord desire to enter into this Second Amendment for the purpose of setting forth their agreements and understandings relating to certain matters, including, without limitation, the extension of the Lease Term; and

WHEREAS, the defined terms used in this Second Amendment, as indicated by the initial capitalization thereof, shall have the same meaning ascribed to such terms in the Lease (as previously amended), unless otherwise specifically defined in this Second Amendment;

NOW, THEREFORE, for and in consideration of the premises and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree to amend the Lease as follows:

1. Lease Term. The Lease Term is currently scheduled to expire at 11:59 p.m. on October 31, 2004. The Lease Term is hereby extended such that same shall expire at 11:59 p.m. on Oc-

tober 31, 2005 (the period of time encompassed by such extension being referred to herein as the "Extension Term").

2.   Terms and Provisions Applicable During Extension Term. Except as otherwise provided herein, all terms and provisions in the Lease shall be fully applicable during the Extension Term to the same extent as if such Extension Term had been included originally in the Lease as part of the Lease Term. Accordingly, except as otherwise provided herein, from and after the Second Amendment Effective Date, all references in the Lease to the "Lease Term" shall thereafter be construed to include and encompass the Extension Term.

3.   Base Rental. The Base Rental payable by Tenant relative to the Extension Term shall be as follows:

Annual Base Rental: $167,868.00   Monthly Base Rental: $13,989.00

4.   Ratification. As amended by the First Amendment and this Second Amendment, the terms of the Lease are hereby ratified and affirmed in all respects; and the Lease, as amended by the First Amendment and this Second Amendment, shall remain enforceable in accordance with its terms.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Second Amendment in multiple original counterparts as of the day and year first above written.

"LANDLORD"

COLISEUM TRANSFER INC., a Delaware corporation

By: ______________________
Name: Joseph B. Dobronyi, Jr.
Title: Vice President President

"TENANT"

STRATEGIC TECHNOLOGIES, INC., a North Carolina corporation

By: ______________________ 10/11/04
Name: LINDA GARNETT
Title: DIRECTOR, BUSINESS OPERATIONS

STATE OF NORTH CAROLINA

COUNTY OF MECKLENBURG

THIRD AMENDMENT TO LEASE AGREEMENT

THIS THIRD AMENDMENT TO LEASE AGREEMENT (this "Third Amendment") is made and entered as of the ___ day of ___________, 2005 (the "Third Amendment Effective Date"), between **COLISEUM TRANSFER INC.**, a Delaware corporation (hereinafter referred to as the "Landlord"), and **STRATEGIC TECHNOLOGIES, INC.**, a North Carolina corporation (hereinafter referred to as the "Tenant").

WITNESSETH:

WHEREAS, Tenant and Crescent Resources, Inc. (now known as Crescent Resources, LLC, and hereinafter referred to as "Crescent") entered into that certain Lease Agreement dated as of August 24, 1999 (the "Lease") for the lease of space by Tenant from Crescent, and the lease of space by Crescent to Tenant, in the Building commonly known as Six Coliseum Centre in Charlotte, North Carolina;

WHEREAS, Tenant and Crescent entered into that certain First Amendment to Lease Agreement dated November 1, 1999 (the "First Amendment") to set forth certain understandings and agreement between Tenant and Crescent relative to the Lease;

WHEREAS, Acquiport Coliseum Centre, Inc. ("Acquiport) subsequently acquired title to the Land and the Building from Crescent and assumed all of Crescent's rights and obligations under the Lease;

WHEREAS, Acquiport was merged into New Coliseum Properties, Inc. ("NCPI") on February 11, 2002, with NCPI being the surviving corporation;

WHEREAS, Landlord acquired title to the Land and the Building from NCPI by deed dated February 13, 2002 (and recorded in the Office of the Mecklenburg County Register of Deeds on February 14, 2002) and has assumed all of NCPI's rights and obligations under the Lease;

WHEREAS, Tenant and Landlord entered into that certain Second Amendment to Lease Agreement dated October 21, 2004 (the "Second Amendment") to set forth certain understandings and agreements between Tenant and Landlord relative to the Lease, including, without limitation, the extension of the Lease Term; and

WHEREAS, Tenant and Landlord desire to enter into this Third Amendment for the purpose of setting forth their agreements and understandings relating to certain matters, including, without limitation, the extension of the Lease Term relative to a portion of the Premises; and

WHEREAS, the defined terms used in this Third Amendment, as indicated by the initial capitalization thereof, shall have the same meaning ascribed to such terms in the Lease (as previously amended), unless otherwise specifically defined in this Third Amendment;

NOW, THEREFORE, for and in consideration of the premises and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree to amend the Lease as follows:

1. Release of Space. The parties hereto agree that the Lease shall be amended as of 11:59 p.m. on October 31, 2005 (the "Release Date") to delete from the Premises that certain 3,002 rentable square foot (2,645 useable square foot) portion of the Premises depicted on the schematic floor plan attached hereto and incorporated in this Third Amendment as Exhibit A (the "Released Space"). Accordingly, from and after 11:59 p.m. on the Release Date and continuing for the remainder of the Lease Term (as same is extended pursuant to this Third Amendment), the Lease shall be amended as follows:

    (a) The Released Space shall be deleted from the Premises under the Lease effective as of 11:59 p.m. on the Release Date, and no further documentation shall be required to evidence or confirm such deletion of the Released Space from the Premises. Accordingly, except as otherwise provided in this Third Amendment, all references to "Premises" in the Lease (including, without limitation, for purposes of calculating Additional Rent and Tenant's Proportionate Share) shall be deemed and construed from and after the Release Date to exclude the Released Space (the portion of the Premises which will remain as part of the Premises following the deletion of the Released Space is herein referred to as the "Remaining Space"). Provided, however, and notwithstanding any term or provision herein to the contrary, Tenant shall remain responsible for and shall pay to Landlord, in accordance with the terms and provisions of the Lease, all applicable rent and all other sums due Landlord under the terms of the Lease relative to the Released Space through the Release Date. Tenant's obligation to continue paying rent relative to the Released Space under the Lease through the Release Date pursuant to the immediately preceding sentence shall survive the Release Date.

    (b) The PREMISES NET RENTABLE AREA in the Lease Summary (and for all purposes under the Lease) shall be decreased to 6,324 square feet.

    (a) The PREMISES NET USABLE AREA in the Lease Summary (and for all purposes under the Lease) shall be decreased to 5,572 square feet.

    (b) Landlord and Tenant, and the officers, directors, employees, attorneys and agents of Landlord and Tenant shall be and are released from any and all known liabilities and obligations under the Lease relating to the Released Space from and after the Release Date to the same extent as if the Lease Term had expired relative to the Released Space as of the Release Date. Provided, however, the aforesaid release shall not relieve Landlord and Tenant of their respective obligations under the Lease relative to the Released Space through the Release Date pursuant to and in accordance with the terms of the Lease, it being the understanding and intent of Landlord and Tenant that Landlord and Tenant each shall be responsible for their respective obligations with regard to the Released Space under the Lease through the Release Date and that neither Landlord nor Tenant shall have any further and continuing obligations with regard to the Released Space under the Lease following the Release Date, other than any such obligation(s) that would have existed had the Release Date been the original expiration of the Lease Term relative to the Released Space (which obligation(s) shall survive and shall continue to be enforceable relative to the Released Space after the Release Date to the same extent as would have been the case following the original expiration of the Lease Term).

2. <u>Lease Term.</u> The Lease Term is currently scheduled to expire at 11:59 p.m. on October 31, 2005. The Lease Term is hereby extended such that same shall expire at 11:59 p.m. on November 30, 2010 (the period of time encompassed by such extension being referred to herein as the "Second Extension Term").

3. <u>Terms and Provisions Applicable During Second Extension Term.</u> Except as otherwise provided herein, all terms and provisions in the Lease shall be fully applicable during the Second Extension Term to the same extent as if such Second Extension Term had been included originally in the Lease as part of the Lease Term. Accordingly, except as otherwise provided herein, from and after the Third Amendment Effective Date, all references in the Lease to the "Lease Term" shall thereafter be construed to include and encompass the Second Extension Term.

4. <u>Base Rental.</u> Tenant shall not be required to pay any Base Rental during the initial two (2) months of the Second Extension Term. Beginning January 1, 2006, the Base Rental payable by Tenant shall be as follows:

Annual Base Rental: $107,508.00   Monthly Base Rental: $8,959.00

The Base Rental payable by Tenant shall be increased each Adjustment Date during the Second Extension Term. Notwithstanding anything in the Lease to the contrary, the Adjustment Date under the Lease is hereby defined to be each November 1. Tenant's annual Base Rental shall be increased each Adjustment Date during the Second Extension Term by three percent (3%) of the annual Base Rental payable immediately prior to such Adjustment Date.

5. <u>Basic Costs Expense Stop.</u> As of the commencement of the Second Extension Term, the Basic Costs Expense Stop shall be redefined to be the actual Basic Costs incurred by Landlord during calendar year 2006, or, if actually paid in some other year, properly allocable to the 2006 calendar year applying generally accepted accounting principles), grossed up, if necessary, to reflect occupancy of ninety-five percent (95%) of the rentable space in the Building. In that regard, Tenant shall not be responsible for payment of Basic Costs in excess of the Basic Costs Expense Stop with respect to the months of November and December of 2005, or for calendar year 2006. Landlord shall provide Tenant with written confirmation of Landlord's 2006 Basic Costs as soon as Landlord determines such amount. With respect to the determination of the increase in Base Rental on the first Adjustment Date, and Tenant's obligation to pay Basic Costs in excess of the Basic Costs Expense Stop during the initial months of 2007, the Basic Costs Expense Stop shall be deemed to be $5.85 multiplied by the Building Net Rentable Area. Once the actual Basic Costs incurred by Landlord relative to calendar year 2006 are finally determined, Landlord shall provide Tenant with written notice thereof; and if the 2006 Basic Costs figure is different than $5.85 multiplied by the Building Net Rentable Area, subsequent payments under <u>Paragraph 7</u> in the Lease for the remainder of the 2007 calendar year shall be adjusted appropriately and any prior overpayment for the 2007 calendar year shall be promptly refunded by Landlord to Tenant and

any prior underpayment for the 2007 calendar year shall be promptly paid by Tenant to Landlord within thirty (30) days after Landlord's invoice therefor.

6. Future Extension of Lease Term.

(a) Extension Procedure. As set forth in Paragraph 2 in this Third Amendment, the Lease Term, as extended by this Third Amendment, is scheduled to expire on November 30, 2010. Tenant shall be entitled to further extend the Lease Term for one (1) additional five (5) year period (the "Third Extension Term"), subject to the terms of this Paragraph 6. The Third Extension Term, if timely exercised by Tenant, shall commence as of the end of the Second Extension Term. In the event Tenant desires to exercise its option to extend the Lease Term for the Third Extension Term, Tenant shall so notify Landlord by delivering to Landlord a written notice confirming such exercise (an "Extension Notice") not later than June 2, 2010.

(b) Base Rental Applicable During Third Extension Term. In the event Tenant notifies Landlord of Tenant's desire to extend the Lease Term for the Third Extension Term, the annual Base Rental applicable under the Lease during the Third Extension Term shall be the Fair Market Base Rent (as defined below) of the Premises for the Third Extension Term. As used herein, "Fair Market Base Rent" shall mean the base rental rate being charged for class "A" office space comparable in size and location to the Premises in buildings similar to the Building in the Charlotte, North Carolina, suburban market, with similar amenities, upfitting improvements, taking into consideration: size of building, size of space, location, amenities, proposed term of the lease, extent of services to be provided, the time that the particular rate under consideration became or is to become effective, and any other relevant terms and conditions. Landlord and Tenant shall use commercially reasonable efforts to reach agreement regarding the Fair Market Base Rent that will be used to calculate the Base Rental that will apply during the Third Extension Term as soon as practicable following Landlord's receipt of Tenant's Extension Notice. Within fourteen (14) days after Landlord's receipt an Extension Notice from Tenant, Landlord shall determine, in Landlord's reasonable discretion, the Fair Market Base Rent and shall deliver notice of such Fair Market Base Rent (the "Fair Market Base Rent Notice") to Tenant. If Tenant in good faith believes that the Fair Market Base Rent contained in the Fair Market Base Rent Notice is not reasonable, Landlord and Tenant shall use commercially reasonable efforts to reach agreement regarding the Fair Market Base Rent that will be used to calculate the Base Rental that will apply during the Third Extension Term within thirty (30) days following the expiration of the aforementioned fourteen (14) day period. Provided, however, and notwithstanding any terms or provisions in this exhibit or the Lease to the contrary, in the event Landlord and Tenant fail to reach agreement regarding the Fair Market Base Rent that shall be applicable during the Third Extension Term and to document such agreement in the form of a fully-executed amendment to the Lease on or before the expiration of the aforementioned thirty (30) day period, then the Tenant may revoke its Extension Notice at any time within twenty (20) days thereafter upon written notice to Landlord. Tenant's failure to so revoke its Extension Notice within such twenty (20) day period shall be deemed an acceptance by Tenant of the Fair Market Base Rent set forth in Landlord's Fair Market Base Rent Notice.

(c) <u>Other Terms and Provisions Applicable During Third Extension Term</u>. Other than the Base Rental that shall apply during the Third Extension Term (which shall be determined as provided above in <u>Paragraph 6(b)</u>), all other terms and provisions in this Lease shall be fully applicable during the Third Extension Term if same is exercised by Tenant hereunder. Accordingly, with regard to the Third Extension Term, all references in this Lease to the "Lease Term" shall thereafter be construed to include and encompass the Third Extension Term, if exercised by Tenant. Provided, however, upon Tenant's exercise of its option relative to the Third Extension Term, Tenant shall have no right to further extend the Lease Term.

(d) <u>Condition Precedent to Exercise</u>. In no event shall Tenant be entitled to exercise its right to extend the Lease Term pursuant to this <u>Paragraph 6</u> if as of the date of Tenant's exercise a default by Tenant exists under the terms of the Lease, or if any event or circumstance has occurred (and is then continuing) which event or circumstance will constitute a default by Tenant if not cured or corrected prior to the lapse of any applicable grace or cure period (if any) afforded to Tenant by the terms of the Lease.

7. <u>Improvements to Premises</u>. Landlord shall construct, at Landlord's cost and expense (including any architectural fees), certain improvements (the "Improvements") within the Premises based on the space plan prepared by Narmour Wright dated August 2, 2005, a copy of which is attached hereto as <u>Exhibit B</u>, including installation of new carpet (VCT where existing) and repainting of all painted surfaces using Building standard materials and quantities, break down and build back of existing work stations and relocation of office contents. Landlord and Landlord's contractors shall have the right to enter the Premises in connection with the construction of the Improvements, and Tenant shall use good faith, diligent efforts to cooperate with Landlord's completion of the Improvements. Landlord and Tenant agree that Tenant shall remain in possession of the Premises during the construction of the Improvements. Landlord and Tenant shall work together in good faith and use all commercially reasonable efforts to (i) schedule the construction of the Improvements to Tenant's reasonable satisfaction and (ii) minimize any interference with Tenant's use of the Premises during the construction of the Improvements.

8. <u>Access Cards</u>. Landlord shall provide to Tenant upon request up to five (5) additional Access Cards for the Building at no additional charge to Tenant per year.

9. <u>Commissions</u>. Landlord and Tenant hereby reaffirm the provisions of <u>Paragraph 44</u> in the Lease, provided, the term "Broker" is hereby redefined to be GVA Lat Purser & Associates, Inc. (Tenant's Broker) and Colliers Pinkard (Landlord's Broker), both of which shall be paid a commission relative to the transactions contemplated in this Third Amendment pursuant to separate written agreements with Landlord.

10. <u>Ratification</u>. As amended by the First Amendment, the Second Amendment and this Third Amendment, the terms of the Lease are hereby ratified and affirmed in all respects; and the

Lease, as amended by the First Amendment, the Second Amendment and this Third Amendment, shall remain enforceable in accordance with its terms.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Third Amendment in multiple original counterparts as of the day and year first above written.

"LANDLORD"

COLISEUM TRANSFER INC., a Delaware corporation

By:
Name: BARBARA BERNARD
Title: VP President

"TENANT"

STRATEGIC TECHNOLOGIES, INC., a North Carolina corporation

By:  8/12/2005
Name: LINDA GARNETT
Title: DIRECTOR, BUSINESS OPERATIONS

FOURTH AMENDMENT TO
LEASE AGREEMENT

between

COLISEUM TRANSFER INC.
(Landlord)

and

STRATEGIC TECHNOLOGIES, INC.
(Tenant)

for Premises in

Six Coliseum Centre Office Building
Charlotte, North Carolina

STATE OF NORTH CAROLINA

COUNTY OF MECKLENBURG


FOURTH AMENDMENT TO
LEASE AGREEMENT


THIS FOURTH AMENDMENT TO LEASE AGREEMENT (this "Fourth Amendment") is made and entered as of the $\underline{26}$ day of $\underline{October}$, 2010 (the "Fourth Amendment Effective Date"), between **COLISEUM TRANSFER INC.**, a Delaware corporation (hereinafter referred to as the "Landlord"), and **STRATEGIC TECHNOLOGIES, INC.**, a North Carolina corporation d/b/a Consonus Technologies (hereinafter referred to as the "Tenant").


WITNESSETH:


WHEREAS, Tenant and Crescent Resources, Inc. (hereinafter referred to as "Crescent") entered into that certain Lease Agreement dated as of August 24, 1999 (the "Lease") for the lease of space by Tenant from Crescent, and the lease of space by Crescent to Tenant, in the Building commonly known as Six Coliseum Centre in Charlotte, North Carolina;

WHEREAS, Tenant and Crescent entered into that certain First Amendment to Lease Agreement dated November 1, 1999 (the "First Amendment") to set forth certain understandings and agreements between Tenant and Crescent relative to the Lease;

WHEREAS, Acquiport Coliseum Centre, Inc. ("Acquiport) subsequently acquired title to the Land and the Building from Crescent and assumed all of Crescent's rights and obligations under the Lease;

WHEREAS, Acquiport was merged into New Coliseum Properties, Inc. ("NCPI") on February 11, 2002, with NCPI being the surviving corporation;

WHEREAS, Landlord acquired title to the Land and the Building from NCPI by deed dated February 13, 2002 (and recorded in the Office of the Mecklenburg County Register of Deeds on February 14, 2002) and has assumed all of NCPI's rights and obligations under the Lease;

WHEREAS, Tenant and Landlord entered into that certain Second Amendment to Lease Agreement dated October 21, 2004 (the "Second Amendment") to set forth certain understandings and agreements between Tenant and Landlord relative to the Lease, including, without limitation, the extension of the Lease Term;

WHEREAS, Tenant and Landlord entered into that certain Third Amendment to Lease Agreement dated August 12, 2005 (the "Third Amendment") to set forth certain understandings and agreements between Tenant and Landlord relative to the Lease, including, without limitation, the extension of the Lease Term and the contraction of the Premises;

WHEREAS, Tenant and Landlord desire to enter into this Fourth Amendment for the purpose of setting forth their agreements and understandings relating to certain matters, including, without limitation, the extension of the Lease Term; and

WHEREAS, the defined terms used in this Fourth Amendment, as indicated by the initial capitalization thereof, shall have the same meaning ascribed to such terms in the Lease (as previously amended), unless otherwise specifically defined in this Fourth Amendment;

NOW, THEREFORE, for and in consideration of the premises and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree to amend the Lease as follows:

1. Lease Term. The Lease Term is currently scheduled to expire at 11:59 p.m. on November 30, 2010. The Lease Term is hereby extended such that same shall expire at 11:59 p.m. on May 31, 2012 (the period of time encompassed by such extension being referred to herein as the "Third Extension Term"). Tenant shall have no rights to extend the Lease Term beyond May 31, 2012, except as set forth below in Paragraph 4.

2. Terms and Provisions Applicable During Third Extension Term. Except as otherwise provided herein, all terms and provisions in the Lease shall be fully applicable during the Third Extension Term to the same extent as if such Third Extension Term had been included originally in the Lease as part of the Lease Term. Accordingly, except as otherwise provided herein, from and after the Fourth Amendment Effective Date, all references in the Lease to the "Lease Term" shall thereafter be construed to include and encompass the Third Extension Term.

3. Base Rental. Notwithstanding anything in the Lease to the contrary, the annual Base Rental payable by Tenant during the Third Extension Term shall be as set forth in the following schedule:

Time Period	Per RSF Base Rental Amount	Monthly Base Rental Amount	Annual Base Rental Amount
12/1/10 – 11/30/11	$ 18.00	$ 9,486.00	$ 113,832.00
12/1/11 – 5/31/12	$ 18.54	$ 9,770.58	$ 58,623.48*

Represents six (6) months of Base Rental.

Nothing herein shall modify Tenant's obligation to pay (i) Base Rental pursuant to the Lease for the period prior to December 1, 2010, and (ii) Basic Costs and all other charges as set forth in the Lease for all periods prior to and following December 1, 2010.

4. Future Extension of Lease Term.

   (a) Extension Procedure. Tenant shall be entitled to further extend the Lease Term for one (1) additional three (3) year period (the "Fourth Extension Term"), subject to the terms of this Paragraph 4. The Fourth Extension Term, if timely exercised by Tenant, shall commence on June 1, 2012. In the event Tenant desires to exercise its option to extend the Lease Term for the Fourth Extension Term, Tenant shall so notify Landlord by delivering to Landlord a written notice (the "Extension Notice") confirming such exercise not later than December 1, 2011.

   (b) Base Rental Applicable During Extension Term. In the event Tenant notifies Landlord of Tenant's desire to extend the Lease Term for the Fourth Extension

Term, the annual Base Rental applicable under the Lease during the Fourth Extension Term shall be the Fair Market Base Rent (as defined in the Third Amendment) of the Premises for the Fourth Extension Term. Landlord and Tenant shall use commercially reasonable efforts to reach agreement regarding the Fair Market Base Rent that will be used to calculate the Base Rental that will apply during the Fourth Extension Term as soon as practicable following Landlord's receipt of the Extension Notice. Within fourteen (14) days after Landlord's receipt of the Extension Notice from Tenant, Landlord shall determine, in Landlord's reasonable discretion, the Fair Market Base Rent and shall deliver notice of such Fair Market Base Rent (the "Fair Market Base Rent Notice") to Tenant. If Tenant believes in good faith that the Fair Market Base Rent contained in the Fair Market Base Rent Notice is not reasonable, Landlord and Tenant shall use commercially reasonable efforts to reach agreement regarding the Fair Market Base Rent that will be used to calculate the Base Rental that will apply during the Fourth Extension Term within thirty (30) days following the expiration of the aforementioned fourteen (14) day period. Provided, however, and notwithstanding any terms or provisions in this exhibit or the Lease to the contrary, in the event Landlord and Tenant fail to reach agreement regarding the Fair Market Base Rent that shall be applicable during the Fourth Extension Term and to document such agreement in the form of a fully-executed amendment to the Lease on or before the expiration of the aforementioned thirty (30) day period, then Tenant may revoke its Extension Notice at any time within twenty (20) days thereafter upon written notice to Landlord. Tenant's failure to so revoke its Extension Notice within such twenty (20) day period shall be deemed an acceptance by Tenant of the Fair Market Base Rent set forth in Landlord's Fair Market Base Rent Notice.

(c)   Other Terms and Provisions Applicable During Extension Term. Other than the Base Rental that shall apply during the Fourth Extension Term (which shall be determined as provided above in Paragraph 4(b)), all other terms and provisions in the Lease shall be fully applicable during the Fourth Extension Term if same is exercised by Tenant hereunder. Accordingly, with regard to the Fourth Extension Term, all references in this Lease to the "Lease Term" shall thereafter be construed to include and encompass the Fourth Extension Term, if exercised by Tenant. Provided, however, upon Tenant's exercise of its option relative to the Fourth Extension Term, Tenant shall have no right to further extend the Lease Term.

(d)   Condition Precedent to Exercise. In no event shall Tenant be entitled to exercise its right to extend the Lease Term pursuant to this Paragraph 4 if as of the date of Tenant's exercise a default by Tenant exists under the terms of the Lease, or if any event or circumstance has occurred (and is then continuing) which event or circumstance will constitute a default by Tenant if not cured or corrected prior to the lapse of any applicable grace or cure period (if any) afforded to Tenant by the terms of the Lease.

5.   Commissions. Landlord and Tenant hereby reaffirm the provisions of Paragraph 44 in the Lease, provided, the term "Broker" is hereby redefined to be Kiley & Associates (Tenant's Broker) and CB Richard Ellis (Landlord's Broker), both of which shall be paid a

commission relative to the transactions contemplated in this Fourth Amendment pursuant to separate written agreements with Landlord.

6. Ratification. As amended by the First Amendment, the Second Amendment, the Third Amendment and this Fourth Amendment, the terms of the Lease are hereby ratified and affirmed in all respects; and the Lease, as amended by the First Amendment, the Second Amendment, the Third Amendment and this Fourth Amendment, shall remain enforceable in accordance with its terms. As of the Fourth Amendment Effective Date, Tenant represents that Tenant has no knowledge of a default by Landlord under the terms of the Lease.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Fourth Amendment in multiple original counterparts as of the day and year first above written.

"LANDLORD"

COLISEUM TRANSFER INC., a Delaware corporation

By: Dianna Russo
Name: Dianna Russo
Title: Vice President

"TENANT"

STRATEGIC TECHNOLOGIES, INC., a North Carolina corporation

By: [signature]
Name: Karm Bertrand
Title: CFO